SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

YEARLY REPORT

(From January 1, 2005 to December 31, 2005)

THIS IS A TRANSLATION OF THE YEARLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

Contents

(All information is presented on a non-consolidated Korean GAAP basis)

1.	Overview

A.	Industry
B.	Company

2.	Information Regarding Shares

A.	Change in capital stock
B.	Convertible bonds
C.	Shareholder list
D.	Voting rights
E.	Dividends

3.	Major Products and Materials

A.	Major products in 2005
B.	Average selling price trend of major products
C.	Major materials
D.	Price trend of major materials

4.	Production & Equipment

A.	Production capacity and calculation
B.	Production performance and working ratio
C.	Investment plan

5.	Sales

A.	Sales performance
B.	Sales route and sales method

6.	Directors & Employees

A.	Members of Board of Directors
B.	Committees of the Board of Directors
C.	Director & Officer Liability Insurance
D.	Employees
E.	Stock Option

7.	Financial Information

A.	Financial highlights
B.	R&D expense
C.	Domestic credit rating
D.	Remuneration for directors in 2005.
E.	Derivative contracts
F.	Status of Equity Investment

8.	Others

A.	Regarding External Auditor Independence

Attachment:	1. Korean GAAP Non-consolidated Financial Statements
2. U.S. GAAP Consolidated Financial Statements

1. Overview

A.	Industry

(1)	Industry characteristics and growth potential

-	TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing rapidly. The flat panel display industry is characterized by high entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is strong competition between a limited number of players within the industry and production capacity in the industry, including ours, is being continually increased.

-	The demand for LCD panels for Notebook PCs & Monitors has been closely related to the IT industry cycle. In addition, the demand for LCD panels for TVs is growing with the start of HDTV broadcasting and as LCD TV is anticipated to play a key role in the digital display area. We expect competition between TFT-LCD and PDP technologies to intensify in the area of large flat TV products. In addition, LCD panel markets for applications, such as mobile phones, PDAs, medical applications and automobile navigation systems, among others, are growing steadily.

-	The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide fluctuations as a result of, among other factors, technology advances and cost reductions.

(2)	Cyclicality

-	The TFT-LCD business has high cyclicality as well as being a capital intensive business. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

-	Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

-	During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

(3)	Competitiveness

-	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions.

-	Core competitiveness includes technology leadership, capability to design new products and premium products, timely investment in advanced fabs, cost leadership through application of large production lines, innovation of process and productivity, and collaborative customer relationships.

-	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

-	A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

-	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain the experienced key staffs and highly skilled line operators.

(4)	Sourcing material

-	Materials are sourced in-house (color filters) as well as from domestic and overseas vendors. However, recently, the domestic portion is growing due to the active participation of domestic vendors.

-	The shortage of raw materials may arise temporarily due to the rapid increase in demand for raw materials from capacity expansion in the TFT-LCD industry.

-	We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors.

(5)	Others

-	Most TFT-LCD panel makers are located in Asia.

a. Korea:	LG.Philips LCD, Samsung Electronics (including Joint Venture between Samsung Electronics and Sony Corporation), BOE-Hydis
b. Taiwan:	AU Optronics, Chi Mei Optoelectronics, CPT, QDI, etc.
c. Japan:	Sharp, Hitachi, etc.
d. China:	SVA-NEC, BOE-OT, etc.

B.	Company

(1)	Business overview

-	We started the TFT-LCD business in 1998. We currently operate seven fabrication facilities located in Gumi and Paju, Korea and four module facilities located in Gumi & Paju, Korea and Nanjing, China.

-	We became the first LCD maker in the world to commence commercial production at a 4th generation fab (P3) in July 2000 and at a 5th generation fab (P4) in March 2002, and we started mass production at our 6th generation fab (P6) in August 2004, which allows us to produce LCD panels for large TVs and monitors. Following mass production at our 7th generation fab (P7) in January 2006, we became a panel maker who operates both 6th and 7th generation lines, which we believe will strengthen our position as a leader in the LCD TV market.

-	In the fiscal year 2005, despite the difficult business environment, including a fall in product prices, volatile foreign exchange rates and high oil prices, our non-consolidated sales revenue grew 10% year-on-year to KRW 8,890 billion with operating income of KRW 448 billion and net income of KRW 517 billion.

-	In addition, we successfully completed the capital increase of USD 1,386 million through the issuance of ADRs in July 2005, resulting in our financial stability with non-consolidated liability to equity ratio of 69.3% and net debt to equity ratio of 21.5% as of December 31, 2005.

-	In terms of our operational performance, we were recognized as the number one producer of large TFT-LCD panels based on the number of units sold in 2005, according to DisplaySearch.

-	Business area of the company for disclosure is limited to LCD business

(2)	Market shares

-	World wide market share of large-size TFT-LCD panels (≥ 10”) based on revenue

	2005	2004	2003
Panel for Notebook PC	22.5%	19.7%	19.9%
Panel for Monitor	20.5%	22.7%	23.4%
Panel for TV	22.6%	19.9%	26.0%
Total	20.7%	21.0%	22.2%

Source: DisplaySearch Q1 2006

(3)	Market characteristics

-	Due to the recent high growth in the display appliance market for the flat display format, the scale of the LCD market is growing at a rapid rate, resulting in expansion of the market centered mainly in America, Japan, Europe and China.

(4)	New business

-	P7, the 7th generation fab which has been constructed at our Paju industrial complex in Korea, started mass production in January 2006. P7 is scheduled to reach a production capacity of 45,000 input glass sheets per month by the third quarter of 2006 and is expected to reach its initial design capacity of 90,000 input glass sheets per month by the first quarter of 2007.

-	We have commenced building construction of P8 at our Paju industrial complex in Korea in anticipation of growth of TFT-LCD market.

-	In September 2005, we entered into an agreement to build a ‘back-end” module production plant in Wroclaw, Poland, becoming the first global LCD industry player to commence such production in Europe. We plan to break ground on the plant in 2006 and expect to begin production during the first half of 2007. The Polish plant is expected to have an initial capacity of 3 million modules per year. We are going to invest a total of EUR 429 million in the plant by 2011, at which time it is scheduled to reach its design capacity of 11 million units per year.

(5)	Organization chart

- JRD : Joint Representative Director

- CEO : Chief Executive Officer

- CFO : Chief Financial Officer

- COO : Chief Operating Officer

- CTO : Chief Technology Officer

- CMSO: Chief Marketing Sales Officer

2. Information Regarding Shares

A.	Change in Capital Stock

			(Unit : KRW, Share)
Date	Descriptions	Change of Number of Common Shares	Face amount per share
Jul 23, 2004	Initial Public Offering*	33,600,000	5,000
Sep 8, 2004	Over-allotment Option**	1,715,700	5,000
Jul 27, 2005	Follow-on Offering***	32,500,000	5,000

*	ADSs offering : 24,960,000 shares (US$ 30 per Share, US$ 15 per ADS)

Offering of common stock : 8,640,000 shares (KRW 34,500 per share)

**	Pursuant to underwriters’ exercise of over-allotment option (US$ 30 per Share, US$ 15 per ADS)
***	ADSs offering (US$ 42.64 per Share, US$ 21.32 per ADS)

B.	Convertible Bonds

(Unit : US$, Share)

	Item	Convertible Bonds
	Issuance Date	April 19, 2005
	Maturity	April 19, 2010
	Face Amount	475,000,000
	Offering method	Public Offering
	Conversion period	Convertible into common shares in the period from June 27, 2005 to April 4, 2010
	Conversion price	KRW 58,251 per share*
Conversion status	Amount already converted	None
	Amount convertible	475,000,000 (8,276,681 shares if all convertible bonds are converted)*
	Remarks	- Registered form - Listed on Singapore stock exchange

*	Conversion price was adjusted from KRW 58,435 to KRW 58,251 and number of shares convertible was adjusted from 8,250,620 to 8,276,681 after the follow-on offering as of July 27, 2005.

C.	Shareholder List

(1)	Total shares issued : 357,815,700 shares as of December 31, 2005

(2)	Largest shareholder and related parties as of December 31, 2005

(Unit: share)

Name	December 31,2004	Increase/Decrease	December 31, 2005	Cause of change*
LG Electronics	145,000,000 (44.57)%	(-) 9,375,000	135,625,000 (37.90)%
Total	145,000,000 (44.57)%	(-) 9,375,000	135,625,000 (37.90)%

*	Our issuance of new share (32,500,000 shares) in ADSs and the disposal of our shares (18,750,000 shares) by major shareholders in Jul. 2005.

(3)	Shareholders who own 5% or more of our shares as of December 31,2005

		(Unit: share)

Name	Type of Stock	Number of shares	Ratio
LG Electronics	Common Stock	135,625,000	37.90%
Philips Electronics	Common Stock	117,625,000	32.87%
Citibank N.A.*	Common Stock	36,518,569	10.21%

Total		289,768,569	80.98%

*	ADSs Depositary

D.	Voting rights as of December 31, 2005

	(Unit: share	)

Description	Number of shares
1. Shares with voting rights [A-B]	357,815,700
A. Total shares issued	357,815,700
B. Shares without voting rights	—
2. Shares with restricted voting rights	—

Total number of shares with voting rights [1-2]	357,815,700

E.	Dividends

(1)	Dividends during the recent 3 fiscal years

Description	2005	2004	2003
Par value (Won)	5,000	5,000	5,000
Net income (Million Won)	517,012	1,655,445	1,019,100
Earnings per share (Won)	1,523	5,420	3,514
Retained earning for dividends (Million Won)	3,480,349	2,963,337	1,307,892
Total cash dividend amount (Million Won)	—	—	—
Total stock dividend amount (Million Won)	—	—	—
Cash dividend payout ratio (%)	—	—	—
Cash dividend yield (%)	—	—	—
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	—	—	—
Stock dividend per share (Won)	—	—	—

*	Earnings per share are calculated based on par value of 5,000 won.

(Stock split was made from par value of 10,000 won to par value of 5,000 won per share as of May 25, 2004)

*	Retained earnings for dividends is the amount before dividends are paid.
*	Earnings per share was calculated by net income divided by weighted average number of common stock

3. Major Products and Materials

A.	Major products in 2005

					(Unit: In billions of won	)

Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT-LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas)	Notebook PC, Monitor, TV Applications Panels, etc.	LG.Philips LCD	8,114 (91.3)%
		TFT-LCD (Korea*)	Notebook PC, Monitor, TV Applications Panels, etc.	LG.Philips LCD	776 (8.7)%

Total					8,890 (100)%

*	Local export was included.

B.	Average selling price trend of major products

(Unit: USD / M2)

Description	2005	2004	2003
TFT-LCD panel	2,247	3,066	3,033

*	Half-finished products in cell format are excluded.

(1)	Assumptions for calculations
-	Average annual selling price per panel
(2)	Major factors contributing to price fluctuation
-	Price change due to fluctuation in market
-	Price change due to change in model mix

C.	Major materials

(Unit: In billions of won)

Business area	Purchase types	Items	Specific use	Purchase amount (%)	Remarks
		Glass		1,071 (21.8)%	Samsung Corning Precision Glass Co., Ltd., NEG, etc.
TFT-LCD	Materials	Back-Light	LCD Panel Manufacturing	973 (19.8)%	Heesung Electronics Ltd., etc.
		Polarizer		418 (8.5)%	LG Chem., etc.
		Others		2,451 (49.9)%

Total				4,913 (100.0)%

D.	Price trend of major materials

(Unit : Won)

Description	2005	2004	2003
Glass	82,944	76,080	57,488
Back-Light	46,020	35,800	33,441
Polarizer	8,386	8,256	7,288

(1)	Assumption for calculation

-	Average unit price of major raw materials

(2)	Major factors contributing to price fluctuations

-	Difference between demand and supply

-	Change in size of raw materials and changes in quantity

-	Continuous cost reduction efforts by key vendors

4. Production and Equipment

A.	Production capacity and calculation

(1)	Production capacity

(Unit : 1,000 Glass sheets)

Business area	Items	Business place	2005	2004	2003
TFT-LCD	TFT-LCD	Gumi	8,128	6,644	5,280

(2)	Calculation of Capacity

a.	Method

	Assumptions for calculation

-	Based on input glass

‚	Calculation method

-	Average monthly input capacity for the fourth quarter x given periods (12 months)

b.	Average working hours

-	Refer to B-(2)

B.	Production performance and working ratio

(1)	Production performance

(Unit: 1,000 Glass sheets)

Business area	Items	Business place	2005	2004	2003
TFT-LCD	TFT-LCD	Gumi	7,544	6,033	4,715

*	Based on input glass

(2)	Working Ratio

(Unit: Hours)

Business place (area)	Available working hours of 2005	Real working hours of 2005	Average working ratio
Gumi (TFT-LCD)	8,760 (24HR. X 365Days)	8,760 (24HR. X 365Days)	100%

C.	Investment plan

(1)	Investment in progress

(Unit: In billions of won)

Business area	Description	Investment period	Investment Assets	Investment effect	Total investment	Already invested	To be invested (Estimate)	Remarks
TFT-LCD	New / Expansion, etc.	Q1 ‘04~	Building/ Machinery, etc.	Capacity expansion	7,300	4,500	2,800	—

(2)	Investment Plan (Consolidated basis)

(Unit: In billions of won)

Business area	Project	Expected yearly investment			Investment effects	Remarks
		2006 *	2007**	2008**
TFT-LCD	New / Expansion, etc.	4,230	—	—	Capacity Expansion, etc.

*	Expected investments in 2006 are subject to change depending on market environment, etc.
**	Expected investment in 2007 and 2008 cannot be projected due to industry characteristics.

5. Sales

A.	Sales performance

(Unit: In billions of won)

Business area	Sales types	Items (Market)		2005	2004	2003
TFT-LCD	Products, etc.	TFT-LCD	Overseas	8,114	7,298	5,053
			Korea*	776	782	978

			Total	8,890	8,080	6,031

*	Local export was included.

B.	Sales route and sales method

(1)	Sales organization

-	Sales departments for Notebook PC, Monitor and TV panels, qualification department and sales planning & administration department are grouped under the Chief Marketing Sales Officer. Sales department for Application and Customer Service department for Application are in the Application Division.

-	Sales subsidiaries in America, Germany, Japan, Taiwan and China (Hong Kong, Shanghai) perform sales activities in overseas countries and provide technical support to customers.

*	We have a back-end manufacturing subsidiary in Nanjing, China and we have entered into investment agreement with Polish Government to build a “back-end” module production plant in Wroclaw, Poland.

(2)	Sales route

-	LG.Philips LCD HQ & Overseas manufacturing subsidiary → Overseas subsidiaries (USA/Europe/Japan/Taiwan /Hong Kong/Shanghai) → System integrators, Branded customers → End users

-	LG.Philips LCD HQ & Overseas manufacturing subsidiary → System integrators, Branded customers → End users

(3)	Sales methods and conditions

-	Direct sales & sales through overseas subsidiaries, etc.

(4)	Sales strategy

-	To secure stable sales to major PC makers and the leading consumer electronics makers globally

-	To increase sales of premium Notebook PC products, to strengthen sales of the larger size and high-end Monitor segment and to lead the large and wide LCD TV market

-	To diversify our market in the applications segment, including products such as mobile phone, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment, etc.

6. Directors & Employees

A.	Members of Board of Directors as of March 31, 2006

Name	Date of Birth	Position	Principal Occupation
Bon Joon Koo	December 24, 1951	Joint Representative Director, Vice-Chairman and Chief Executive Officer	—

Ron H. Wirahadiraksa	June 10, 1960	Joint Representative Director, President and Chief Financial Officer	—

Hee Gook Lee	March 19, 1952	Director	President and Chief Technology Officer of LG Electronics

Rudy Provoost*	October 16, 1959	Director	Chief Executive Officer of Philips Consumer Electronics and Member of Philips Group Management Committee

Bongsung Oum	March 2, 1952	Outside Director	Chairman, KIBNET Co., Ltd.

Bart van Halder	August 17, 1947	Outside Director	Member of Boards of Directors of Cosun u.a. and Air Traffic Control in the Netherlands

Ingoo Han	October 15, 1956	Outside Director	Professor, Graduate School of Management, Korea Advanced Institute of Science and Technology

Doug J. Dunn	May 5, 1944	Outside Director	Member of Boards of Directors of ARM Holdings plc, STMicroelectronics N.V., Soitec Group, Optical Metrology Innovations and TomTom International BV

Dongwoo Chun	January 15, 1945	Outside Director	Outside Director, Pixelplus

*	Appointed on February 28, 2006

B.	Committees of the Board of Directors

Committee	Members
Audit Committee	Mr. Bongsung Oum, Mr. Bart van Halder, Mr. Ingoo Han

Remuneration Committee	Mr. Hee Gook Lee, Mr. Doug J. Dunn, Mr. Dongwoo Chun, Mr. Ad Huijser*

Outside Director Nomination and Corporate Governance Committee	Mr. Hee Gook Lee, Mr. Bart van Halder, Mr. Dongwoo Chun, Mr. Ad Huijser*

*	Resigned as of February 28, 2006

C.	Director & Officer Liability Insurance

(1)	Overview of Director & Officer Liability Insurance (As of December 31, 2005)

		(Unit: USD)

Name of insurance	Premium paid in 2005	Limit of liability	Remarks
Directors & Officers Liability Insurance	2,623,000	100,000,000

(2)	The approval procedure for the Director & Officer Liability Insurance

-	Joint Representative Directors approved the limit of liability, coverage and premium. (Reported to Board of Directors)

(3)	The insured

1.	LG Philips LCD Co., Ltd. and its subsidiaries / their Directors and Officers

2.	Duly elected or appointed Directors or Officers, past and new Directors and Officers during the Policy Period

3.	The estates and heirs of deceased Directors or Officers, and the legal representatives of Directors or Officers in the event of their incompetency, insolvency or bankruptcy (only if the Directors or Officers were employed at the time the acts were committed)

(4)	The Covered Risks

1.	The Loss for shareholders or 3rd party, arising from any alleged Wrongful Act of director or officer of the company in their respective capacities, in spite of their fiduciary duties

a.	Wrongful Act means any breach of duty, neglect, error, misstatement, misleading statement, omission, or act by the Directors or Officers

b.	Loss means damages, judgments, settlements and Defense Costs

2.	Coverage for security holder derivative action & security claims

The Loss arising out of any security holder derivative action is paid in accordance with ‘Security Holder Derivative Action Inclusion Clause’. Securities Loss, incurred on account of a Securities Claim against the Directors, Officers and/or the Company is covered. (Except for exclusions)

(5)	Exclusions

1.	General Exclusions (any loss related to following items)

-	Any illegal gaining of personal profit, dishonest or criminal act;

-	Remuneration payment to the Insureds without the previous approval of the stockholders, which payment was illegal;

-	Profits in fact made from the purchase or sale of securities of the Company using non- public information in an illegal manner;

-	Payment of commissions, gratuities, benefits or any other favor provided to political group, government official, director, officer, employee or any person having an ownership interest in any customers of the company or their agent(s), representative(s) or member(s) of their family or any other entity(ies) with which they are affiliated.

-	Wrongful Acts alleged in any claim which has been reported under any policy of which this policy is a renewal or replacement;

-	Any pending or prior litigation as of the inception date of this policy, or derived from the same facts as alleged in such pending or prior litigation, etc. ;

-	Wrongful Act which Insured knew or should reasonably have foreseen at the inception date of this policy;

-	Pollutants, contamination;

-	Act or omission as directors or officers of any other entity other than the Company;

-	Nuclear material, radioactive contamination;

-	Bodily injury, disease, death or emotional distress of any person, or damage to tangible property, loss of use of property, or injury from oral or written publication of a libel or slander, or material that violates a person’s right of privacy ;

-	Any alleged Wrongful Act of any Subsidiary of which the insured did not own more than 50% of stock either directly or indirectly through its Subsidiaries.

2.	Special Exclusions (any loss related to following items)

-	Punitive Damage

-	Nuclear Energy Liability

-	Mutual claim between Insureds

-	Claim of 15% Closely Held entity

-	Claim of Regulator

-	Professional Service liability

-	SEC (Securities Exchange Commission) – 16(b)

-	ERISA (Employee Retirement Income Security Act)

-	The so called ‘Year 2000 Problem’

-	War & Terrorism

-	Asbestos/Mould liability

-	Patent / Copyright liability, etc.

D.	Employees

(as of Dec. 31, 2005)			(Unit: person, in millions of won)

Sex	Number of employees				Total Salary in 2005	Per Capita Yearly Salary	Average Service Year
	Office Worker	Line Worker	Others	Total
Male	4,917	5,100	—	10,017	339,214	40	3.7
Female	450	5,025	—	5,475	116,497	28	1.8
Total	5,367	10,125	—	15,492	455,711	36	3.0

*	Directors and Executive officers are excluded.

E.	Stock Option

The following table sets forth certain information regarding our stock option plan as of March 31, 2006.

Executive Officers	Grant Date	Exercise Period		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
		From	To
Ron H. Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	100,000	0	100,000
Ki Seon Park	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	70,000	0	70,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Budiman Sastra	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Won Wook Kim	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Woo Shik Kim	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000

Total						410,000		410,000

7. Financial Information

A.	Financial Highlights (Based on Non-consolidated, Korean GAAP)

(Unit: In millions of won)

Description	2005	2004	2003	2002	2001
[Current Assets]	3,196,934	2,638,616	1,918,329	806,156	374,198
☐Quick Assets	2,725,169	2,170,617	1,644,838	463,539	189,708
☐ Inventories	471,765	467,999	273,491	342,617	184,490
[Fixed Assets]	9,798,981	6,960,077	4,295,753	3,613,748	3,361,220
☐ Investments	660,628	409,955	203,343	147,832	128,397
☐ Tangible Assets	8,988,459	6,366,651	3,874,428	3,210,884	2,937,209
☐ Intangible Assets	149,894	183,471	217,982	255,032	295,614
Total Assets	12,995,915	9,598,693	6,214,082	4,419,904	3,735,418
[Current Liabilities]	2,594,282	1,900,765	2,044,005	1,117,066	904,952
[Non-current Liabilities]	2,726,036	1,925,286	1,276,045	1,436,775	1,251,713
Total Liabilities	5,320,318	3,826,051	3,320,050	2,553,841	2,156,665
[Capital Stock]	1,789,079	1,626,579	1,450,000	1,450,000	1,450,000
[Capital Surplus]	2,279,250	1,012,271	—	—	—
☐ Capital Reserve	2,279,250	1,012,271	—	—	—
☐ Asset Revaluation Reserve	—	—	—	—	—
[Retained Earnings ]	3,608,686	3,091,674	1,436,229	417,129	128,337
[Capital Adjustment]	(-)1,418	42,118	7,803	(-)1,066	416
Total Shareholder’s Equity	7,675,597	5,772,642	2,894,032	1,866,063	1,578,753
Sales Revenues	8,890,155	8,079,891	6,031,261	3,518,289	2,386,617
Operating Income	447,637	1,640,708	1,086,517	215,724	(-)344,976
Ordinary Income	367,281	1,683,067	1,009,731	293,249	(-)420,342
Net Income	517,012	1,655,445	1,019,100	288,792	(-)381,603

*	For the purpose of comparison, Financial Statements for FY 2003, 2002 & 2001 were reclassified according to changes in the Statements of Korean Financial Accounting Standards.

B. R&D Expense

(1)	Summary

(Unit: In millions of won)

Account	2005	2004	2003	Remarks
Direct Material Cost	253,930	170,051	141,614
Direct Labor Cost	72,142	58,202	14,421
Depreciation Expense	11,710	11,078	6,165
Others	23,979	13,874	9,082

R&D Expense Total	361,761	253,205	171,282

Accounting Treatment
Selling & Admin. Expenses	55,057	43,095	29,708
Manufacturing Cost	306,704	210,110	141,574
R&D Expense / Sales Ratio [Total R&D Expense÷Sales for the period×100]	4.07%	3.13%	2.84%

*	Capex for R&D, Manufacturing Cost for R&D test run, and other R&D related cost are excluded.

(2)	R&D achievements

[Achievement in 2004]

1)	Development of 20.1-inch AMOLED

-	Joint development of 20.1-inch AMOLED with LG Electronics

-	Development of world’s largest 20.1-inch wide AMOLED based on LTPS technology

2)	Development of Copper bus line

-	Next generation LCD technology to significantly improve brightness, definition and resolution, etc.

3)	Mass production and development of World’s largest TFT-LCD panel for Full-HD TV (55-inch) in Oct. 2004.

-	Stitch Lithography and Segmented Circuit Driving to cope with Large-size LCD Panel

-	Achievement of High Contrast Ratio and Fast Response Time through new technologies

-	Application of innovative panel technology to solve the weak point (gravity/touch stains) of large size

4)	Development of Ultra High Resolution Product (30-inch)

-	World’s 1st success in mass production of LCM applying Cu Line (source & gate Area)

-	Achievement of Ultra High Resolution (2560x1600 : 101ppi)

5)	Development of the World’s Lowest Power-Consumption, 32” Wide LCD TV Model

-	Development of the world’s lowest, under 90W model (EEFL applied)

-	High Contrast Ratio, Fast Response Time (DCR + ODC applied)

[Achievement in 2005]

6)	Development of High Luminance and High Color Gamut 17-inch wide LCD Panel for Notebook PC

-	World’s 1st 500nit luminance and 72% color gamut in 17-inch wide for Notebook PC

-	Development of 6200nit luminance backlight

7)	Development of World’s largest 10.1-inch Flexible Display

-	Joint development with E-ink Corporation

8)	37-inch, 42-inch, 47-inch Full-HD Model Development, applying Low Resistance Line

(Copper bus Line)

- World’s 1st Mass production of copper bus line Model

- Realize Full HD Resolution (1920x1080)

9)	37-inch wide LCD Model development which is world’s best in power consumption

-	The lowest power consumption of below 120W (applying EEFL Tech.)

-	High Contrast Ratio, Fast Response Time with DCR, ODC Tech.

[Achievement in 2006]

10)	Development of High Brightness/Color gamut 17-inch wide slim LCD for Notebook PC

-	Slim model (10→7t), featuring 500nit, NTSC 72%

-	Development of Slim and High Brightness Backlight

11)	World’s largest size 100-inch TFT-LCD development

-	High quality image without noise or signal distortion, applying Low Resistance Line (Copper Bus Line)

-	High dignity picture for Full HDTV

C.	Domestic Credit Rating

Subject	Month of Rating	Credit Rating	Rating Agency (Rating range)
Corporate Debenture	Apr. 2004	AA-	Korea Investors Service, Inc. (AAA ~ D) National Information & Credit Evaluation, Inc.
	May. 2004	AA-
	Nov. 2004	AA-
	Mar. 2005	AA-
	Jun. 2005	AA-

Commercial Paper	Apr. 2004	A1	Korea Investors Service, Inc. (A1 ~ D) National Information & Credit Evaluation, Inc. (A1 ~ D) National Information & Credit Evaluation, Inc.
	May. 2004	A1
	Nov. 2004	A1
	Jun. 2005	A1
	Dec.2005	A1

D.	Remuneration for directors in 2005

				(Unit: In millions of won)

Classification	Salary Paid	Approved Salary at Shareholders Meeting	Per Capita Average Salary Paid	Remarks

Inside Directors (4 persons)	9,615	13,400	2,404

Outside Directors (5 persons)	235		47	Audit committee consists of three outside directors.

Note1)	Company did not pay remuneration for the first quarter of 2005 to outside directors who were appointed at the 20th AGM (March 23, 2005).

E.	Derivative contracts

(1)	Foreign currency forward contracts

					(Unit: In millions)

Contracting party	Selling position		Buying position	Contract foreign exchange rate	Maturity date

HSBC and others	US$	3,266	(Won)3,357,233	(Won)994.31:US$1 ~ (Won)1,058.65:US$1	2006.1.2 ~ 2006.12.12

CITI and others	EUR	104	(Won)131,182	(Won)1,219.31:EUR1 ~ (Won)1,352.44:EUR1	2006.1.23 ~ 2006.12.20

ABN Amro and others	(Won)	370,919	JP¥40,239	(Won)8.669:JP¥1 ~ (Won)9.92:JP¥1	2006.1.2 ~ 2006.12.1

Korea Exchange Bank and others	US$	135	JP¥15,800	JP¥112.23:US$1 ~ JP¥120.4:US$1	2006.1.4 ~ 2006.3.28

(2)	Cross Currency Swap

(Unit: In millions)

Contracting party	Contract Amount		Contract Interest Rate	Maturity Date
ABN Amro and others	Buying position	US$430	3 Month Libor	2006.2.10 ~ 2006.12.8
	Selling position	(Won)442,830	3.25% ~ 4.40%

F.	Status of Equity Investment

Company	Total issued and outstanding shares	No. of shares owned by the Controlling Company	Ownership ratio
LG.Philips LCD America, Inc.	5,000,000	5,000,000	100%
LG.Philips LCD Japan Co., Ltd.	1,900	1,900	100%
LG.Philips LCD Germany GmbH	960,000	960,000	100%
LG.Philips LCD Taiwan, Co., Ltd.	11,549,994	11,549,994	100%
LG.Philips LCD Nanjing Co., Ltd.	(*)	(*)	100%
LG.Philips LCD Hong Kong Co., Ltd.	115,000	115,000	100%
LG.Philips LCD Shanghai Co., Ltd.	(*)	(*)	100%
LG.Philips LCD Poland Sp. z o.o.	500	500	100%
Paju Electric Glass Co., Ltd.	3,600,000	1,440,000	40%

*	No shares have been issued in accordance with the local laws and regulations.

8.	Others

A. Regarding External Auditor Independence

Samil PricewaterhouseCoopers has recently notified our audit committee that pension plans that manage pension funds for the benefit of the employees of three PricewaterhouseCoopers member firms held investments in the equity of Philips Electronics from time to time between 2001 and 2005. PricewaterhouseCoopers became aware of the investments in September 2005 and disposed of all the shareholdings in Philips Electronics by November 2005. The market value of the Philips Electronics shares owned by each of these pension plans ranged from the U.S. dollar – equivalent of approximately US$112,233 to US$802,753.

The U.S. Securities and Exchange Commission’s auditor independence rules require that, as our independent auditor, PricewaterhouseCoopers maintain independence from us, as well as from Philips Electronics, to which we are a material investee. Such auditor independence rules extend the definition of an accounting firm to the organization’s pension plans. Accordingly, the investments in Philips Electronics by PricewaterhouseCoopers member firms’ pension plans are not permitted under the U.S. Securities and Exchange Commission’s auditor independence rules.

After conducting an internal review, PricewaterhouseCoopers has concluded that its objectivity and impartiality were unaffected by these investments and therefore its independence has not been impaired. This conclusion is based on the following:

•	those professionals who conducted our audit were at all times unaware of the investments;

•	the investments were held by pension plans of PricewaterhouseCoopers member firms that are legal entities distinct from the relevant PricewaterhouseCoopers member firms, and as such, the holdings belong to those of the individual current and retired partners and staff of the member firms rather than of the firms themselves;

•	the shareholdings in Philips Electronics were disposed of as soon as practicable once they came to the attention of the engagement team conducting our audit;

•	the percentage of equity interest in Philips Electronics held by the three individual pension plans were at all times insignificant in the context of the overall investments of the pension funds concerned (constituting less than 1.25%, 0.12% and 0.5% of their respective overall investments, at all relevant times) ; and

•	all final decisions related to our audit are made by Samil PricewaterhouseCoopers and not by any other member firm of PricewaterhouseCoopers, including those member firms whose pension funds made the investments in Philips Electronics.

PricewaterhouseCoopers has discussed the facts and circumstances of this matter with the staff of the U.S. Securities and Exchange Commission, including discussion of PricewaterhouseCoopers’ conclusion that its independence was not impaired. In February 2006, PricewaterhouseCoopers issued its Independence Standards Board Standard No. 1 independence letter to our audit committee and therein reported that it is independent under applicable standards in connection with its audit opinion for the financial statements contained in this annual report.

Our audit committee has reviewed this matter in detail and has discussed the matter with PricewaterhouseCoopers and our outside legal counsel. Upon careful review, the audit committee concurred with PricewaterhouseCoopers in concluding the accounting firm’s independence was not impaired by the above described incidents.

LG.Philips LCD Co., Ltd.

Non-Consolidated Financial Statements

December 31, 2005 and 2004

LG.Philips LCD Co., Ltd.

Index

December 31, 2005 and 2004

Page(s)
Report of Independent Auditors	1 - 2

Non-Consolidated Financial Statements

Balance Sheets	3

Statements of Income	4

Statements of Appropriations of Retained Earnings	5

Statements of Cash Flows	6 – 7

Notes to Non-Consolidated Financial Statements	8 – 43

Report on the Review of Internal Accounting Control System	44 – 45

Samil PricewaterhouseCoopers
Kukje Center Building
191 Hankangro 2ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Board of Directors and Shareholders of

LG.Philips LCD Co., Ltd.

We have audited the accompanying non-consolidated balance sheets of LG.Philips LCD Co., Ltd. (the “Company”) as of December 31, 2005 and 2004, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG.Philips LCD Co., Ltd. as of December 31, 2005 and 2004, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

As discussed in Note 1 and 15, in July 2005, pursuant to a Form F-1 registration statement filed on July 22, 2005, with the U.S. Securities and Exchange Commission, the Company sold 27,900,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for gross proceeds of US$1,189,656 thousand. In addition, pursuant to “Underwriting Agreement” dated July 21, 2005, the Company issued 4,600,000 shares of common stock for gross proceeds of US$196,144 thousand. The Company intends to use the proceeds of these sales to fund the capital expenditures in connection with the construction of TFT-LCD fabrication plant and other LCD facilities in Korea.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.

Seoul, Korea

January 20, 2006

This report is effective as of January 20, 2006, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refer to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

LG.Philips LCD Co., Ltd.

Non-consolidated Balance Sheets

December 31, 2005 and 2004

(in millions of Korean won)	2005		2004
Assets
Current assets
Cash and cash equivalents (Note 3)	(Won)	1,465,025	(Won)	1,274,989
Available-for-sale securities		354		15
Trade accounts and notes receivable, net (Notes 4, 5 and 20)		1,034,196		635,903
Inventories, net (Note 6)		471,765		467,999
Other accounts receivable, net (Notes 4, 5 and 20)		15,751		6,690
Accrued income, net (Note 4)		1,369		1,470
Advance payments, net (Note 4)		5,959		9,793
Prepaid expenses		20,532		27,905
Prepaid value added tax		102,094		80,917
Deferred income tax assets (Note 18)		4,647		—
Others (Note 14)		75,242		132,935

Total current assets		3,196,934		2,638,616

Property, plant and equipment, net (Note 8)		8,988,459		6,366,651
Long-term financial instruments (Note 3)		16		16
Equity-method investments (Note 7)		213,968		168,039
Non-current guarantee deposits		24,000		19,070
Long-term prepaid expenses		83,023		49,652
Deferred income tax assets (Note 18)		339,621		173,178
Intangible assets, net (Note 9)		149,894		183,471

Total assets	(Won)	12,995,915	(Won)	9,598,693

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Notes 5 and 20)	(Won)	563,874	(Won)	451,755
Other accounts payable (Notes 5 and 20)		1,445,471		978,501
Advances received		609		53
Withholdings		12,004		4,860
Accrued expenses (Note 5)		73,772		116,585
Income tax payable (Note 18)		19,499		74,581
Warranty reserve		16,023		15,150
Current maturities of debentures and long-term debts (Note 10)		429,352		205,139
Others (Note 14)		33,678		54,141

Total current liabilities		2,594,282		1,900,765

Debentures, net of current maturities and discounts on debentures (Note 11)		2,385,272		1,707,716
Long-term debts, net of current maturities (Note 11)		297,577		185,632
Accrued severance benefits, net (Note 12)		43,187		31,938

Total liabilities		5,320,318		3,826,051

Commitments and contingencies (Note 14)
Shareholders’ equity
Capital stock (Note 15)
Common stock, (Won)5,000 par value per share; 400 million shares authorized ; 358 million shares issued and outstanding (2004 : 325 million)		1,789,079		1,626,579
Capital surplus (Note 16)		2,279,250		1,012,271
Retained earnings (Note 16)		3,608,686		3,091,674
Capital adjustments (Note 17)		(1,418)		42,118

Total shareholders’ equity		7,675,597		5,772,642

Total liabilities and shareholders’ equity	(Won)	12,995,915	(Won)	9,598,693

The accompanying notes are an integral part of these non-consolidated financial statements.

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Income

Years ended December 31, 2005 and 2004

(in millions of Korean won, except per share amounts)	2005		2004
Sales (Notes 20 and 22)	(Won)	8,890,155	(Won)	8,079,891

Cost of sales (Note 20)		8,029,141		6,196,624

Gross profit		861,014		1,883,267

Selling and administrative expenses		413,377		242,559

Operating income		447,637		1,640,708

Non-operating income
Interest income		48,942		19,496
Foreign exchange gains (Note 14)		181,522		152,781

Gain on foreign currency translation (Note 14)		47,714		155,857
Gain on valuation of investments using the equity method of accounting (Note 7)		946		81,627
Gain on disposal of property, plant and equipment		2,090		4,727
Others		24,849		11,136

		306,063		425,624

Non-operating expenses
Interest expenses		97,544		49,972
Foreign exchange losses (Note 14)		228,158		244,256
Loss on foreign currency translation (Note 14)		23,914		67,571
Loss on disposal of property, plant and equipment		115		3,522
Loss on disposal of accounts receivable		7,868		6,838
Loss on disposal of available-for-sale securities		—		25
Loss on valuation of investments using the equity method of accounting (Note 7)		7,574		—
Ramp up cost		18,928		—
Donations		2,318		11,080
Others		—		1

		386,419		383,265

Income before income taxes		367,281		1,683,067

Income tax benefit (expense) (Note 18)		149,731		(27,622)

Net income	(Won)	517,012	(Won)	1,655,445

Ordinary income per share (Note 19)	(Won)	1,523	(Won)	5,420

Earnings per share (Note 19)	(Won)	1,523	(Won)	5,420

Diluted ordinary income per share (Note 19)	(Won)	1,523	(Won)	5,420

Diluted earnings per share (Note 19)	(Won)	1,523	(Won)	5,420

The accompanying notes are an integral part of these non-consolidated financial statements.

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Appropriations of Retained Earnings

Years ended December 31, 2005 and 2004

(Date of appropriations : February 28, 2006 and March 23, 2005 for the years ended December 31, 2005 and 2004, respectively)

(in millions of Korean won)	2005		2004
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	(Won)	2,963,337	(Won)	1,307,892
Net income		517,012		1,655,445

		3,480,349		2,963,337

Appropriation of retained earnings		—		—

Unappropriated retained earnings carried forward to the subsequent year	(Won)	3,480,349	(Won)	2,963,337

The accompanying notes are an integral part of these non-consolidated financial statements.

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Years ended December 31, 2005 and 2004

(in millions of Korean won)	2005		2004
Cash flows from operating activities
Net income	(Won)	517,012	(Won)	1,655,445
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation		1,704,733		1,206,674
Amortization of intangible assets		44,400		44,461
Provision for severance benefits		43,834		32,565
Gain on foreign currency translation, net		(27,942)		(98,606)
Loss on disposal of available-for-sale securities		—		25
Gain on disposal of property, plant and equipment, net		(1,975)		(1,205)
Amortization of discount on debentures		29,891		11,719
Loss (gain) on valuation of investments using the equity method of accounting, net		6,628		(81,627)
Provision for warranty reserve		17,215		8,680

		1,816,784		1,122,686

Changes in operating assets and liabilities
(Increase) decrease in trade accounts and notes receivable		(410,487)		410,219
Increase in inventories		(3,766)		(194,508)
(Increase) decrease in other accounts receivable		(11,425)		5,289
Decrease (increase) in accrued income		100		(1,187)
Decrease (increase) in advance payments		3,834		(6,785)
Decrease in prepaid expenses		16,930		8,004
(Increase) decrease in prepaid value added tax		(21,178)		1,416
Decrease in other current assets		67,645		1,039
Decrease in long-term other accounts receivable		—		166
Increase in long-term prepaid expenses		(42,927)		(28,070)
Increase in deferred income tax		(175,720)		(58,217)
Increase in trade accounts and notes payable		113,747		73,469
Increase in other accounts payable		222,019		29,888
Increase(decrease) in advances received		556		(3,856)
Increase in withholdings		7,144		869
(Decrease) increase in accrued expenses		(42,813)		11,396
(Decrease) increase in income taxes payable		(55,081)		35,028
Decrease in warranty reseve		(16,342)		(13,309)
Decrease in other current liabilities		(54,142)		(10,662)
Accrued severance benefits transferred from affiliated company		2,485		1,130
Payment of severance benefits		(16,282)		(8,291)
Increase in severance insurance deposit		(18,817)		(14,500)
Decrease in contribution to National Pension Fund		29		76

		(434,491)		238,604

Net cash provided by operating activities		1,899,305		3,016,735

LG.Philips Lcd Co., Ltd.

Non-Consolidated Statements of Cash Flows

Years ended December 31, 2005 and 2004

(in millions of Korean won)	2005		2004
Cash flows from investing activities
Acquisition of equity method investments	(Won)	(54,557)	(Won)	(63,084)
Acquisition of available-for-sale securities		(339)		(225)
Proceeds from disposal of available for sale securities		—		253
Proceed from non-current guarantee deposits		3		731
Payment of non-current guarantee deposits		(4,933)		(3,238)
Proceeds from disposal of property, plant and equipment		2,830		6,092
Acquisition of property, plant and equipment		(4,071,762)		(3,771,029)
Acquisition of intangible assets		(10,811)		(3,254)

Net cash used in investing activities		(4,139,569)		(3,833,754)

Cash flows from financing activities
Repayment of short-term borrowings		—		(62)
Repayment of current maturities of long-term debts		(207,120)		(467,202)
Issuance of debentures		1,073,684		811,171
Proceeds from long-term debts		162,395		110,033
Proceeds from issuance of common stock		1,401,341		1,188,850

Net cash provided by financing activities		2,430,300		1,642,790

Net increase in cash and cash equivalents		190,036		825,771

Cash and cash equivalents (Note 23)
Beginning of the year		1,274,989		449,218

End of the year	(Won)	1,465,025	(Won)	1,274,989

The accompanying notes are an integral part of these non-consolidated financial statements.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

1.	The Company

LG.Philips LCD Co., Ltd. (the “Company”) was incorporated in 1985 under the Commercial Code of the Republic of Korea and commenced the manufacturing and sales of Thin Film Transistor Liquid Crystal Display (“TFT LCD”) in 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. (“Philips”) and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD CO., Ltd. to LG.Philips LCD Co., Ltd. effective August 27, 1999, and on August 31, 1999, the Company issued new shares of common stock to Philips for (Won)725,000 million.

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004, with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004, with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$ 748,800 thousand. In September 2004, pursuant the “Underwriting Agreement” dated July 15, 2004, the Company issued an additional 1,715,700 shares of common stock in the form of ADSs for proceeds of US$ 51,471 thousand. In July 2005, pursuant to a Form F-1 Registration statement filed on July 22, 2005 with the U.S. Securities and Exchange Commission, the Company sold 27,900,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$ 1, 189,656 thousand. In addition, pursuant to the “Underwriting Agreement” dated July 21, 2005, the Company issued 4,600,000 shares of common stock for gross proceeds of US$ 196,144 thousand.

As of December 31, 2005, the Company’s shareholders are as follows:

	Number of Shares	Percentage of Ownership (%)
LG Electronics Inc.	135,625,000	37.90
Koninklijke Philips Electronics N. V.	117,625,000	32.90
Others	104,565,700	29.20

	357,815,700	100.00

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 10, 12 and 13 became applicable to the Company on January 1, 2004, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2004.

And as SKFAS Nos. 15 through 17 became effective for the Company on January 1, 2005, the Company adopted these Standards in its financial statements for the year ended December 31, 2005.

Cash and Cash Equivalents

The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Revenue Recognition

Sales of manufactured products are recognized when significant risks and rewards of ownership of the goods are transferred to the buyer.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventories

The Company accounts for inventories under the provision of SKFAS No.10, Inventories.

Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for materials-in-transit, which are stated at actual cost using the specific identification method. If the net realizable value of inventory is less than its cost, the carrying amount is reduced to the net realizable value. Any inventory valuation loss is added to the cost of sales.

Investments in Affiliates and Other Investments

The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be divided into three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at the reasonable interest rate determined considering the credit ratings provided by the independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the income statement when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities for the amortization of discounts or premiums.

Investments in equity securities of companies, over which the Company exercises significant control or influence, are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses of the investees equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized over the period up to 20 years using the straight-line method.

The Company’s proportionate unrealized profit arising from sales between the Company and the equity-method investees or sales between equity-method investees is eliminated. If the equity-method investees are the Company’s subsidiaries, unrealized profit arising from sales by the Company to subsidiaries is fully eliminated.

Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustment account, a component of shareholders’ equity.

Property, Plant and Equipment

The cost of property, plant and equipment includes purchase costs or manufacturing costs, incidental costs directly related to preparing the premises and equipment for use, and the discounted estimated costs to remove, dismantle or restore property, plant and equipment at the end of the estimated useful lives of the related assets when those costs meet the conditions for the recognition of liabilities.

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as enumerated below:

Estimated useful lives
Buildings	20 - 40 years
Structures	20 - 40 years
Machinery and equipment	4 years
Vehicles	4 years
Tools, furniture and fixtures	4 years

Routine maintenance and repairs are charged to current operations as incurred. Betterments and renewals, which enhance the value of the assets over their recently appraised value, are capitalized.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

Intangible Assets

Intangible assets, comprising industrial property rights, rights to use electricity and gas supply facilities, rights to use the industrial water facility, and software costs, are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets ranging from four to ten years. Research and development costs are charged to current operations when incurred, and are included in operating expenses.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of accumulated amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Discounts on Debentures

Discounts on debentures are amortized over the repayment period of the debentures using the effective interest rate method. Amortization is included in interest expense.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rates in effect at the balance sheet date ((Won)1,013.0 : US$1 as of December 31, 2005; (Won)1,035.6 : US$1 as of December 31, 2004), and the resulting translation gains and losses are recognized in current operations.

Warranty Reserve

The Company provides warranty relating to product defects for a specified period of time after sale. Estimated costs of product warranties are charged to cost at the time of sale and are included in the accompanying balance sheet as a warranty reserve. The warranty reserve as of December 31, 2005, is (Won)16,023 million (December 31, 2004 : (Won)15,150 million), and provision for warranty reserve for the year ended December 31, 2005, is (Won)17,215 million (2004: (Won)8,680 million).

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has made deposits to the National Pension Fund in accordance with the National Pension Fund Law. The use of the deposit is restricted to the payment of severance benefits. Accordingly, accrued severance benefits in the accompanying balance sheet are presented net of such deposit.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

Accrued severance benefits are funded through a group severance insurance plan and are presented as a deduction from accrued severance benefits.

Sales or Discount of Accounts Receivable

The Company sells or discounts certain accounts or notes receivable to financial institutions, and accounts for the transactions as sales of the receivables if the control over the receivables is substantially transferred to the buyers. The losses from the sales of the receivables are charged to current operations as incurred.

Derivatives

The Company enters into various derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedges, hedges for fluctuations in fair market value caused by the changes in foreign exchange rates, and those acquired for profit. In case of cash flow hedges, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In the case of hedging for fluctuations in fair market value, unrealized holding gains and losses are recorded in the income statement. If the contract expires, the gains and losses from derivative transactions are presented in the income statement in case of hedges for fluctuations in fair market value and are offset against sales in case of cash flow hedging.

Convertible bonds

When convertible bonds are issued, the amount paid for the conversion right, which is computed as a difference between the issuing value and the present value of future cash flows discounted at effective interest rate of bond without conversion features, is included in other capital surplus. The related adjustment account to the conversion right is presented as a deduction of face value, whereas call premium is presented as an addition.

Stock Appreciation Plan

Compensation costs for stock options granted to employees and executives are recognized on the basis of intrinsic value. Under the intrinsic value basis method, compensation costs for stock option plans are determined by calculating the difference between the exercise price and the market price of the underlying stock. Stock-based compensation cost is remeasured at each reporting date, based on the intrinsic value of the award, and is recognized as expense over the agreed minimum service period.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

Income Taxes

The Company recognizes deferred income tax assets and liabilities, which represent temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are computed on such temporary differences, including available net operating loss carryforwards and tax credits, by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized when it is almost certain that such deferred income tax assets will be realized. The total income tax provision includes the current income tax expense under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities during the period.

Investment tax credits are accounted for by the flow-through method, whereby income taxes are reduced in the period the assets giving rise to such credits are utilized. To the extent such credits are not currently utilized, deferred income tax assets, subject to considerations on their recognition, are recognized as carryforward amount.

3.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, and financial instruments as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	Annual interest rate (%) as of December 31, 2005	2005		2004
Cash and cash equivalents
Cash on hand	—	(Won)	6	(Won)	7
Checking accounts	—		51		122
Time deposits	3.5-3.7		942,359		1,130,869
Passbook accounts in Foreign currencies of US$ 516 million, JP¥ 6 million (2004: US$ 139 million and JP¥43 million)	3.8		522,609		143,991

			1,465,025		1,274,989

Long-term financial instruments
Guarantee deposits for checking accounts	0.1-0.5		16		16

		(Won)	1,465,041	(Won)	1,275,005

As of December 31, 2005 and 2004, long-term financial instruments represent key money deposits required to maintain checking accounts and, accordingly, the withdrawal of such deposits is restricted.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

4.	Receivables

The Company’s receivables, including trade accounts and notes receivable, as of December 31, 2005 and 2004, consist of the following:

	2005
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Discounts on present value		Carrying value
Trade accounts and notes receivable	(Won)	1,035,155	(Won)	959	(Won)	—	(Won)	1,034,196
Other accounts receivable		16,148		397		—		15,751
Accrued income		1,383		14		—		1,369
Advance payments		6,019		60		—		5,959

	(Won)	1,058,705	(Won)	1,430	(Won)	—	(Won)	1,057,275

	2004
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Discounts on present value		Carrying value
Trade accounts and notes receivable	(Won)	636,724	(Won)	821	(Won)	—	(Won)	635,903
Other accounts receivable		7,012		320		2		6,690
Accrued income		1,485		15		—		1,470
Advance payments		9,892		99		—		9,793

	(Won)	655,113	(Won)	1,255	(Won)	2	(Won)	653,856

As of December 31, 2005, trade bills negotiated through banks but not yet matured, amounted to approximately (Won)303,904 million (December 31, 2004: (Won)410,824 million).

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

5.	Assets and Liabilities Denominated in Foreign Currencies

As of December 31, 2005 and 2004, monetary assets and liabilities denominated in foreign currencies, excluding those disclosed elsewhere in the notes to financial statements, are as follows:

	2005				2004
(in millions)	Korean Won Equivalent		Foreign Currency		Korean Won Equivalent		Foreign Currency
Trade accounts and notes receivable	(Won)	1,027,180	US$ JP¥ EUR	904 10,579 17	(Won)	605,500	US$ JP¥ EUR	494 1,264 58
Other accounts receivable		2,372	US$ JP¥	2 40		5,922	US$ JP¥ EUR	1 26 3
Trade accounts and notes payable		163,496	US$ JP¥	63 11,574		168,182	US$ JP¥	61 10,445
Other accounts payable		163,970	US$ JP¥ EUR	14 15,608 13		125,868	US$ JP¥ EUR	13 10,596 4
Accrued expenses		5,769	US$	6		14,190	US$	14

6.	Inventories

Inventories as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004
Finished products	(Won)	191,918	(Won)	244,084
Work-in-process		131,483		112,538
Raw materials		124,999		108,221
Supplies		59,750		53,133

		508,150		517,976
Less : Valuation loss		(36,385)		(49,977)

	(Won)	471,765	(Won)	467,999

As of December 31, 2005, inventories and property, plant and equipment are insured against fire and other casualty losses up to (Won)30,088,667 million (December 31, 2004: (Won)26,873,073 million). Additionally, as of December 31, 2005, the Company insured directors’ and officers’ liabilities up to US$ 100 million (December 31, 2004: US$ 85 million).

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

7.	Equity-method Investments

Equity-method investments as of December 31, 2005 and 2004, consist of the following:

	2005
(in millions of Korean won)	No. of shares owned by the Company		Percentage of Ownership (%)	Acquisition cost		Market or net asset value		Carrying value
LG.Philips LCD America, Inc.	5,000,000		100	(Won)	6,082	(Won)	8,952	(Won)	6,388
LG.Philips LCD Germany GmbH	960,000		100		1,252		3,255		2,100
LG.Philips LCD Japan Co., Ltd.	1,900		100		1,088		4,106		3,787
LG.Philips LCD Taiwan Co., Ltd.	11,549,994		100		6,076		12,232		7,460
LG.Philips LCD Nanjing Co., Ltd.	—	[1]	100		140,212		203,406		176,814
LG.Philips LCD HongKong Co., Ltd.	115,000		100		1,736		3,627		2,643
LG.Philips LCD Shanghai Co., Ltd.	—	[1]	100		596		2,713		611
LG.Philips LCD Poland Sp. z o.o.²	500		100		16		9		9
Paju Electric Glass²	1,440,000		40		14,400		14,083		14,156

				(Won)	171,458	(Won)	252,383	(Won)	213,968

	2004
(in millions of Korean won)	No. of shares owned by the Company		Percentage of Ownership (%)	Acquisition cost		Market or net asset value		Carrying value
LG.Philips LCD America, Inc.	5,000,000		100	(Won)	6,082	(Won)	7,133	(Won)	7,133
LG.Philips LCD Germany GmbH	960,000		100		1,252		2,262		2,262
LG.Philips LCD Japan Co., Ltd.	1,900		100		1,088		4,052		4,052
LG.Philips LCD Taiwan Co., Ltd.	11,549,994		100		6,076		10,974		10,974
LG.Philips LCD Nanjing Co., Ltd.	—	[1]	100		100,071		140,241		140,241
LG.Philips LCD HongKong Co., Ltd.	115,000		100		1,736		2,491		2,491
LG.Philips LCD Shanghai Co., Ltd.	—	[1]	100		596		886		886

				(Won)	116,901	(Won)	168,039	(Won)	168,039

[1]	No shares have been issued according to the local laws or regulation.
²	Paju Electric Glass and LG.Philips LCD-Poland were established in 2005.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

As of and for the year ended December 31, 2005, condensed financial statements of the affiliates, prior to the elimination of intercompany transactions, are as follows:

Condensed Balance Sheet

(in millions of Korean won)	LG.Philips LCD America, Inc.		LG.Philips LCD Germany GmbH		LG.Philips LCD Japan.Co., Ltd.		LG.Philips LCD Taiwan Co., Ltd.		LG.Philips LCD Nanjing Co., Ltd.
Current assets	(Won)	179,547	(Won)	195,139	(Won)	166,443	(Won)	406,261	(Won)	790,923
Non-current assets		997		748		1,018		2,073		228,535

Total assets	(Won)	180,544	(Won)	195,887	(Won)	167,461	(Won)	408,334	(Won)	1,019,458

Current liabilities	(Won)	171,592	(Won)	192,632	(Won)	163,337	(Won)	395,659	(Won)	682,932
Non-current liabilities		—		—		18		443		133,120

Total liabilities		171,592		192,632		163,355		396,102		816,052

Capital stock		6,082		1,252		1,088		4,189		140,212
Retained earnings		4,445		2,353		3,941		9,759		73,004
Capital adjustments		(1,575)		(350)		(923)		(1,716)		(9,810)

Total shareholders’ equity		8,952		3,255		4,106		12,232		203,406

Total liabilities and shareholders’ equity	(Won)	180,544	(Won)	195,887	(Won)	167,461	(Won)	408,334	(Won)	1,019,458

(in millions of Korean won)	LG. Philips LCD HongKong Co., Ltd.		LG. Philips LCD Shanghai Co., Ltd.		LG. Philips LCD Poland Sp z o.o.		Paju Electric Glass		Total
Current assets	(Won)	144,939	(Won)	318,230	(Won)	9	(Won)	26,250	(Won)	2,227,741
Non-current assets		495		353		—		27,829		262,048

Total assets	(Won)	145,434	(Won)	318,583	(Won)	9	(Won)	54,079	(Won)	2,489,789

Current liabilities	(Won)	141,776	(Won)	315,870	(Won)	—	(Won)	18,872	(Won)	2,082,670
Non-current liabilities		31		—		—		—		133,612

Total liabilities		141,807		315,870		—		18,872		2,216,282

Capital stock		1,736		596		16		36,000		191,171
Retained earnings		2,267		2,535		(6)		(608)		97,690
Capital adjustments		(376)		(418)		(1)		(185)		(15,354)

Total shareholders’ equity		3,627		2,713		9		35,207		273,507

Total liabilities and shareholders’ equity	(Won)	145,434	(Won)	318,583	(Won)	9	(Won)	54,079		2,489,789

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

Condensed Income Statement

(in millions of Korean won)	LG.Philips LCD, America, Inc.		LG.Philips LCD, Germany GmbH		LG.Philips LCD, Japan Co., Ltd.		LG.Philips LCD, Taiwan Co., Ltd.		LG.Philips LCD, Nanjing Co., Ltd.
Sales	(Won)	1,054,638	(Won)	1,330,822	(Won)	929,977	(Won)	2,734,321	(Won)	4,082,466
Cost of sales		1,043,496		1,318,357		921,186		2,711,618		3,981,085

Gross profit		11,142		12,465		8,791		22,703		101,381
Selling and administrative expenses		9,022		9,176		7,702		10,440		65,490

Operating income		2,120		3,289		1,089		12,263		35,891
Non-operating income (expense)		(1,121)		(1,153)		690		(9,560)		(2,902)

Ordinary income		999		2,136		1,779		2,703		32,989
Income tax expense		411		608		1,041		815		(1,832)

Net income	(Won)	588	(Won)	1,528	(Won)	738	(Won)	1,888	(Won)	34,821

(in millions of Korean won)	LG. Philips LCD HongKong Co., Ltd.		LG. Philips LCD Shanghai Co., Ltd.		LG. Philips LCD Poland Sp z o.o.		Paju Electric Glass		Total
Sales	(Won)	1,160,715	(Won)	1,184,751	(Won)	—	(Won)	—	(Won)	12,477,690
Cost of sales		1,153,589		1,178,182		—		—		12,307,513

Gross profit		7,126		6,569		—		—		170,177
Selling and administrative expenses		6,273		6,376		6		669		115,154

Operating income(loss)		853		193		(6)		(669)		55,023
Non-operating income (expense)		473		998		—		60		(12,515)

Ordinary income(loss)		1,326		1,191		(6)		(609)		42,508
Income tax expense		168		181		—		—		1,392

Net income(loss)	(Won)	1,158	(Won)	1,010	(Won)	(6)	(Won)	(609)	(Won)	41,116

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

The details of the equity method valuation for the years ended December 31, 2005 and 2004, are as follows:

	2005
(in millions of Korean won)	Balance as of January 1, 2005		Acquisitions during the period		Gain (loss) on valuation of investments using equity method		Retained earnings adjustment		Capital adjustment		Balance as of December 31, 2005
LG.Philips LCD America, Inc.	(Won)	7,133	(Won)	—	(Won)	(552)	(Won)	—	(Won)	(193)	(Won)	6,388
LG.Philips LCD Germany GmbH		2,262		—		348		—		(510)		2,100
LG.Philips LCD Japan Co., Ltd.		4,052		—		388		—		(653)		3,787
LG.Philips LCD Taiwan Co., Ltd.		10,974		—		(2,881)		—		(633)		7,460
LG.Philips LCD Nanjing Co., Ltd.		140,241		40,141		(3,608)		—		40		176,814
LG.Philips LCD HongKong Co., Ltd.		2,491		—		210		—		(58)		2,643
LG.Philips LCD Shanghai Co., Ltd.		886		—		(283)		—		8		611
LG.Philips LCD Poland Sp. z o.o.²		—		16		(6)		—		(1)		9
Paju Electric Glass²		—		14,400		(244)		—		—		14,156

	(Won)	168,039	(Won)	54,557	(Won)	(6,628)	(Won)	—	(Won)	(2,000)	(Won)	213,968

	2004
(in millions of Korean won)	Balance as of January 1, 2004		Acquisitions during the period		Gain (loss) on valuation of investments using equity method		Retained earnings adjustment		Capital adjustment		Balance as of December 31, 2004
LG.Philips LCD America, Inc.	(Won)	6,840	(Won)	—	(Won)	1,582	(Won)	—	(Won)	(1,289)	(Won)	7,133
LG.Philips LCD Germany GmbH		568		—		1,875		—		(181)		2,262
LG.Philips LCD Japan Co., Ltd.		1,788		—		2,577		—		(313)		4,052
LG.Philips LCD Taiwan Co., Ltd.		5,861		—		5,898		—		(785)		10,974
LG.Philips LCD Nanjing Co., Ltd.		21,515		63,084		65,537		—		(9,895)		140,241
LG.Philips LCD HongKong Co., Ltd.		—		—		2,843		—		(352)		2,491
LG.Philips LCD Shanghai Co., Ltd.		—		—		1,315		—		(429)		886

	(Won)	36,572	(Won)	63,084	(Won)	81,627	(Won)	—	(Won)	(13,244)	(Won)	168,039

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

As of December 31, 2005 and 2004, elimination of unrealized gains or losses in the valuation of investments using the equity method is as follows:

	2005						2004
(in millions of Korean won)	Inventories		Property, plant and equipment		Total		Inventories		Property, plant and equipment		Total
LG.Philips LCD America, Inc.	(Won)	(2,564)	(Won)	—	(Won)	(2,564)	(Won)	(1,392)	(Won)	—	(Won)	(1,392)
LG.Philips LCD Germany GmbH		(1,155)		—		(1,155)		—		—		—
LG.Philips LCD Japan Co., Ltd.		(319)		—		(319)		—		—		—
LG.Philips LCD Taiwan Co., Ltd.		(4,772)		—		(4,772)		—		—		—
LG.Philips LCD Nanjing Co., Ltd.		(21,216)		(5,376)		(26,592)		16,875		(4,538)		12,337
LG.Philips LCD HongKong Co., Ltd.		(984)		—		(984)		(37)		—		(37)
LG.Philips LCD Shanghai Co., Ltd.		(2,102)		—		(2,102)		(809)		—		(809)
LG.Philips LCD Poland Sp. z o.o.²		—		—		—		—		—		—
Paju Electric Glass²		—		—		—		—		—		—

	(Won)	(33,112)	(Won)	(5,376)	(Won)	(38,488)	(Won)	14,637	(Won)	(4,538)	(Won)	10,099

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

8.	Property, Plant and Equipment

Changes in property, plant and equipment for the years ended December 31, 2005 and 2004, are as follows:

	2005
(in millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Tools		Furniture and fixtures
Balance as of January 1, 2005	(Won)	313,620	(Won)	817,768	(Won)	114,810	(Won)	3,374,473	(Won)	20,119	(Won)	81,696
Acquisition during the year		—		19,830		448		39,954		1,616		57,152
Capitalized interest		—		7,300		—		33,009		—		—
Depreciation		—		(48,308)		(6,439)		(1,583,280)		(11,647)		(56,910)
Disposal		—		—		—		(580)		(12)		(33)
Transfer		2,616		836,529		13,953		3,215,268		40,395		64,768

Balance as of December 31, 2005	(Won)	316,236	(Won)	1,633,119	(Won)	122,772	(Won)	5,078,844	(Won)	50,471	(Won)	146,673

Accumulated depreciation	(Won)	—	(Won)	172,237	(Won)	26,424	(Won)	5,788,542	(Won)	54,745	(Won)	188,769

	Vehicles		Others		Machinery- in-transit		Construction- in-progress		Total
Balance as of January 1, 2005	(Won)	4,040	(Won)	2,501	(Won)	704,588	(Won)	933,036	(Won)	6,366,651
Acquisition during the year		1,156		604		945,207		3,218,322		4,284,289
Capitalized interest		—		—		1,663		4,747		46,719
Depreciation		(1,749)		—		—		—		(1,708,333)
Disposal		(229)		—		—		—		(854)
Transfer		2,342		2,947		(1,145,671)		(3,033,160)		(13)

Balance as of December 31, 2005	(Won)	5,560	(Won)	6,052	(Won)	505,787		1,122,945		8,988,459

Accumulated depreciation	(Won)	4,860	(Won)	—	(Won)	—	(Won)	—	(Won)	6,235,577

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

(in millions of Korean won)	2004
	Land		Buildings		Structures		Machinery and equipment		Tools		Furniture and fixtures
Balance as of January 1, 2004	(Won)	88,669	(Won)	501,119	(Won)	119,013	(Won)	2,056,822	(Won)	17,751	(Won)	70,708
Acquisition during the year		23		8,631		2,019		13,607		3,622		37,106
Capitalized interest		55		4,147		—		18,327		—		—
Depreciation		—		(33,670)		(5,824)		(1,110,015)		(9,822)		(46,030)
Disposal		—		(88)		—		(4,766)		(3)		(28)
Transfer		224,873		337,629		(398)		2,400,498		8,571		19,940

Balance as of December 31, 2004	(Won)	313,620	(Won)	817,768	(Won)	114,810	(Won)	3,374,473	(Won)	20,119	(Won)	81,696

Accumulated depreciation	(Won)	—	(Won)	123,929	(Won)	19,985	(Won)	4,255,475	(Won)	43,172	(Won)	139,789

	Vehicles		Others		Machinery-in- transit		Construction-in -progress		Total
Balance as of January 1, 2004	(Won)	2,587	(Won)	1,529	(Won)	28,521	(Won)	987,709	(Won)	3,874,428
Acquisition during the year		2,736		—		1,333,467		2,276,579		3,677,790
Capitalized interest		—		—		4,747		5,412		32,688
Depreciation		(1,313)		—		—		—		(1,206,674)
Disposal		—		—		—		—		(4,885)
Transfer		30		972		(662,147)		(2,336,664)		(6,696)

Balance as of December 31, 2004	(Won)	4,040	(Won)	2,501	(Won)	704,588	(Won)	933,036	(Won)	6,366,651

Accumulated depreciation	(Won)	3,569	(Won)	—	(Won)	—	(Won)	—	(Won)	4,585,919

As of December 31, 2005, the value of the Company’s land, as determined by the local government in Korea for property tax assessment purposes, amounts to approximately (Won)366,820 million (December 31, 2004: (Won)259,230 million).

The Company capitalizes the loss (gain) on foreign currency rate changes and interest expense incurred on borrowings used to finance the cost of constructing facilities and equipment. Capitalized loss on foreign exchange rate fluctuations and interest expenses for the year ended December 31, 2005, amount to (Won)6,719 million (2004: (Won)32,688 million).

For the year ended December 31, 2005, net gain on foreign currency translation, arising from foreign currency borrowings, which was deducted from capitalized interest expenses, is (Won)4,133 million (2004: net gain of (Won)8,597 million).

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

For the year ended December 31, 2005, the accumulated effects of capitalized expenses on significant accounts in the balance sheet and statement of income are as follows:

Balance sheet

	If interest expenses are capitalized				If interest expenses are expensed as incurred				Difference
(in millions of Korean won)	Acquisition cost		Accumulated Depreciation		Acquisition cost		Accumulated Depreciation		Acquisition cost		Accumulated Depreciation
Property, plant and equipment	(Won)	15,224,036	(Won)	6,235,577	(Won)	15,135,302	(Won)	6,221,806	(Won)	88,734	(Won)	13,771

Statement of income

(in millions of Korean won)	If interest expenses are capitalized		If interest expenses are expensed as incurred		Difference
Depreciation	(Won)	1,708,333	(Won)	1,698,387	(Won)	9,946
Interest expense		97,544		148,396		(50,852)
Foreign currency translation gain		47,714		51,847		4,133
Net income		517,012		480,239		(36,773)

9.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2005 and 2004, are as follows:

	2005
(in millions of Korean won)	Intellectual property rights		Rights for usage of electricity and gas supply facilities		Rights to industrial water facilities		Software		Total
Balance as of January 1, 2005	(Won)	172,073	(Won)	260	(Won)	9,893	(Won)	1,245	(Won)	183,471
Acquisition during the year		10,829		—		12		—		10,841
Reversal		—		—		(18)		—		(18)
Amortization		(41,889)		(32)		(1,234)		(1,245)		(44,400)

Balance as of December 31, 2005	(Won)	141,013	(Won)	228	(Won)	8,653	(Won)	—	(Won)	149,894

Accumulated amortization	(Won)	285,138	(Won)	88	(Won)	3,646	(Won)	9,713	(Won)	298,585

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

(in millions of Korean won)	2004
	Intellectual property rights		Rights for usage of electricity and gas supply facilities		Rights to industrial water facilities		Software		Total
Balance as of January 1, 2004	(Won)	209,922	(Won)	127	(Won)	4,287	(Won)	3,646	(Won)	217,982
Acquisition during the year		3,269		156		6,461		64		9,950
Amortization		(41,118)		(23)		(855)		(2,465)		(44,461)

Balance as of December 31, 2004	(Won)	172,073	(Won)	260	(Won)	9,893	(Won)	1,245	(Won)	183,471

Accumulated amortization	(Won)	243,249	(Won)	56	(Won)	2,412	(Won)	8,468	(Won)	254,185

The Company has classified the amortization as part of manufacturing overhead costs. The amortization expense for the year ended December 31, 2005, amounts to (Won)44,400 million (2004: (Won)44,461 million).

The details of intellectual property rights as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	Description	2005		2004		Remaining Period
Intellectual property rights	Patent relating to TFT-LCD business	(Won)	141,013	(Won)	172,073	4~10 years

The Company expensed research and development costs of (Won)61,761 million for the year ended December 31, 2005 (2004: (Won)53,205 million).

For the years ended December 31, 2005 and 2004, the significant expenses, which are expected to have probable future economic benefits but expensed in the year incurred due to the uncertainty in the realization of such benefits, are as follows:

(in millions of Korean won)	2005		2004
Training expense	(Won)	14,283	(Won)	12,319
Advertising expense		21,728		5,391
Expenses for foreign market expansion		8,835		7,377

	(Won)	44,846	(Won)	25,087

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

10.	Current maturities of long-term debts

Current maturities of long-term debts as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won) Type of borrowing	Creditor	Annual interest rates (%) as of December 31, 2005	2005		2004
Long-term debt in won currency loans	Korea Export-Import Bank	5.9-6.1	(Won)	29,417	(Won)	—
Corporate bonds in won currency		6.0		200,000		—
Long-term debt in foreign currency debentures of US$ 182 million	—	3M Libor + 1.1		184,872		188,997
Long-term debt in foreign currency loans of US$ 18 million	Woori Bank	3M Libor + 1.1		17,727		18,123

				432,016		207,120
Less : Discounts on debentures				(2,664)		(1,981)

			(Won)	429,352	(Won)	205,139

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

11.	Long-Term Debts

Long-term debts as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won) Type of borrowing	Annual interest rates (%) as of December 31, 2005	2005		2004
Won currency debentures
Non-guaranteed, payable through 2010	3.5 – 6.0	(Won)	1,750,000	(Won)	1,350,000
Private debentures, payable in 2010	5.89		200,000		—
Less : Current maturities			(200,000)		—
Discounts on debentures			(28,120)		(33,396)

			1,721,880		1,316,604

Foreign currency debentures
Floating rate notes, payable through 2007	3M Libor + 0.6, 3M Libor + 1.1		304,913		416,311
Term notes, payable through 2006	3M Libor +1.1		82,559		168,803

			387,472		585,114
Less : Current maturities			(184,872)		(188,997)
Discount on debentures			(1,960)		(5,005)

			200,640		391,112

Convertible bonds¹
US dollar-denominated bonds, payable through 2010	—		483,780		—
Add : Call premium			84,613		—
Less : Current maturities			—		—
Discount on debentures			(2,724)		—
Conversion adjustment			(102,917)		—

			462,752		—

		(Won)	2,385,272	(Won)	1,707,716

Won currency loans
General loans	5.9 – 6.1	(Won)	117,800	(Won)	117,800
	3.25		8,620		—
Less : Current maturities			(29,417)		—

			97,003		117,800

Foreign currency loans
General loans	3M Libor+1.1, 3M Libor+0.99, 3M Libor+1.35, 6M Libor+1.2		218,301		85,955
Less : Current maturities			(17,727)		(18,123)

			200,574		67,832

		(Won)	297,577	(Won)	185,632

¹	On April 19, 2005, the Company issued US dollar-denominated convertible bonds totaling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds are convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49 % of their principal amount at maturity. The bondholders have a put option to be repaid at 108.39 % of their principal amount on October 19, 2007. As of December 31, 2005, the number of non-converted common shares is 8,276,681.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

As of December 31, 2005, the foreign currency debentures denominated in U.S. dollars amount to US$ 383 million (December 31, 2004: US$ 565 million), while the foreign currency loans denominated in U.S. dollars amount to US$215 million (December 31, 2004: US$ 83 million).

The aggregate annual maturities of long-term debts outstanding as of December 31, 2005, exclusive of adjustments relating to discounts, are as follows:

(in millions of Korean won)
For the Year ending December 31,	Won currency debentures		Won currency loans		Foreign currency debentures		Convertible bonds		Foreign currency loans		Total
2007	(Won)	300,000	(Won)	39,267	(Won)	202,600	(Won)	—	(Won)	34,948	(Won)	576,815
2008		250,000		39,266		—		—		42,546		331,812
2009		600,000		9,850		—		—		42,546		652,396
2010		600,000		862		—		483,780		42,546		1,127,188
2011		—		1,724		—		—		30,390		32,114
2012		—		1,724		—		—		7,598		9,322
Thereafter		—		4,310		—		—		—		4,310

	(Won)	1,750,000	(Won)	97,003	(Won)	202,600	(Won)	483,780	(Won)	200,574	(Won)	2,733,957

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

12.	Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004
Balance at the beginning of the year	(Won)	81,955	(Won)	56,551
Actual severance payments		(16,282)		(8,291)
Transferred from/to affiliated companies, net		2,485		1,130
Provision for severance benefits		43,834		32,565

		111,992		81,955

Cumulative deposits to the National Pension Fund		(708)		(737)
Severance insurance deposit		(68,097)		(49,280)

Balance at the end of the year	(Won)	43,187	(Won)	31,938

The severance benefits are funded approximately 60.8% as of December 31, 2005 (2004 : 60.1%), through a severance insurance deposit for the payment of severance benefits, which is deducted from accrued severance benefit liabilities. The beneficiaries of the severance insurance deposit are the Company’s employees.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

13.	Stock Appreciation Plan

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for certain executives. Under the terms of this plan, executives, upon exercising their SARs, are entitled to receive cash equal to the excess of the market price of the Company’s common stock over the exercise price of (Won) 44,050 per share. The exercise price decreased from (Won) 44,260 to (Won)44,050 due to the additional issuance of common stock in 2005. These SARs are exercisable on or after April 8, 2008, through April 7, 2012. Additionally, when the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares can be exercised.

The options activity under the SARs for the year ended December 31, 2005, follows:

	Number of shares under SARs
Balance, January 1, 2005	(Won)	—
Options granted		450,000
Options exercised		—
Options canceled/expired¹		40,000

Balance, December 31, 2005	(Won)	410,000

¹	Option canceled due to the retirement of an executive officer.

The Company did not recognize any compensation costs in 2005 as market price is below the exercise price as of December 31, 2005.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

14.	Commitments and Contingencies

As of December 31, 2005, the Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of December 31, 2005, the Company has a revolving credit facility agreement with several banks totaling (Won)450,000 million and US$100 million.

As of December 31, 2005, the Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities up to an aggregate of US$1,175 million. The Company has made agreements with several banks in relation to the opening of letters of credit amounting to (Won)140,000 million and US$145 million. The related amounts of negotiated foreign currency receivables outstanding as of December 31, 2005, amount to (Won)303,904 million (December 31, 2004: (Won)410,824 million).

As of December 31, 2005, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi and others. As of December 31, 2005, the Company has trademark license agreements with LG Corporation and Philips Electronics.

The Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

A summary of said contracts is as follows :

(in millions) Contracting party	Selling position	Buying position	Contract foreign exchange rate	Maturity date

HSBC and others	US$ 3,266	(Won)3,357,233	(Won)994.31:US$1- (Won)1,058.65:US$1	January 2, 2006 - December 12, 2006

Citi bank and others	EUR 104	(Won)131,182	(Won)1,219.31:EUR 1- (Won)1,352.44:EUR1	January 23, 2006 - December 20, 2006

ABN AMRO and others	(Won) 370,919	JP¥ 40,239	(Won)8.669: JP¥1- (Won)9.92:JP¥1	January 2, 2006 - December 1, 2006

Korea Exchange Bank and others	US$ 135	JP¥ 15,800	JP¥112.23: US$1- JP¥120.4: US$1	January 4, 2006 - March 28, 2006

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

As of December 31, 2005, the Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)63,962 million and (Won)26,061 million, respectively. Total unrealized gains and losses of (Won)26,081 million and (Won)1,514 million, respectively, were charged to operations for the year ended December 31, 2005, as these contracts did not meet the requirements for a cash flow hedge. Unrealized gains and losses of (Won)29,292 million and (Won)18,982 million, respectively, incurred relating to cash flow hedges from forecasted exports, were recorded as capital adjustments.

The forecasted hedged transactions are expected to be completed on December 20, 2006. The aggregate amount of all deferred gains and losses of (Won)37,881 million and (Won)24,547 million, respectively, recorded net of tax under capital adjustments, are expected to be included in the determination of gain and loss within a year from December 31, 2005.

For the year ended December 31, 2005, the Company recorded realized exchange gains of (Won)89,311 million (2004: (Won)80,306 million) on foreign currency forward contracts upon settlement, and realized exchange losses of (Won)100,935 million (2004: (Won)51,597 million).

The Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

A summary of such contracts follows:

(in millions) Contracting party	Buying position		Selling position		Contract foreign exchange rate	Maturity date
ABN Amro and others	US$	430 —	(Won)	— 442,830	3M Libor 3.25% -4.40%	February 10, 2006 - December 8, 2006

As of December 31, 2005, unrealized gains and losses of (Won)1,277 million and (Won)7,617 million, respectively, were charged to current operations, as these contracts do not fulfill the requirements for hedge accounting for financial statement purposes.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

The Company is subject to several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs. Subsequently the Company filed a complaint against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the Central District of California for alleged infringement of certain patents and violation of U.S. antitrust laws. The Company also filed a complaint against Chunghwa Picture Tubes with the American Arbitration Association in connection with the ownership of certain patents. In May 2004, the Company filed a complaint against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp. and others, claiming patent infringement of rear mountable liquid crystal display devices in the United States District of Delaware and the Patent Country Court in the United Kingdom. On November 28, 2005, the Company lost its patent infringement case against Tatung Company and ViewSonic Corp. at first instance in Patent Country Court in United Kingdom, and the Company is preparing the appeal against the decision of U.K. Court. In January 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against the Company. On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process for TFT-LCDs in the United States District of Delaware. On September 20, 2005, the United States District Court for the Central District of California dismissed the patent case against Tatung Company and other defendants regarding the patent infringement by Chunghwa Picture Tubes relating to side mounting patent. Thereafter, the Company has revised its claim and has refiled the above complaint including the side mounting patent. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

15.	Capital Stock

On March 19, 2004, at their Annual General Meeting, the stockholders approved an increase of the authorized shares from 200 million to 400 million, and a stock split on a 2:1 basis effective May 25, 2004. The number of issued common shares as of December 31, 2005, is 357,815,700 (2004: 325,315,700).

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004, with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004, with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$748,800 thousand. In September 2004, pursuant to “Underwriting Agreement” dated July 15, 2004, the Company sold an additional 1,715,700 shares of common stock in the form of ADSs for US$51,471 thousand. In July 2005, pursuant to the Form F-1 Registration statement filed on July 22, 2005, with the U.S. Securities and Exchange Commission, the Company sold 27,900,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for gross proceeds of US$ 1,189,656 thousand. In addition, pursuant to the “Underwriting Agreement” dated July 21, 2005, the Company issued 4,600,000 shares of common stock for gross proceeds of US$ 196,144 thousand. The Company intends to use the proceeds from these sales to fund the capital expenditures in connection with the construction of TFT-LCD fabrication plant and other LCD facilities.

Issuances and other movements in common stock from January 1, 2004 to December 31, 2005, are as follows:

(in millions of Korean won) Date of Issuance	Remarks	Par Value		Additional Paid-in Capital
January 1, 2004, balance		(Won)	1,450,000	(Won)	—
July 22, 2004	Issuance of common stock		168,000		1,001,833
September 7, 2004	Issuance of common stock		8,579		50,721
	Stock issuance cost		—		(40,283)
July 26, 2005	Issuance of common stock Stock issuance cost		162,500 —		1,259,469 (20,627)

December 31, 2005, balance		(Won)	1,789,079	(Won)	2,251,113

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

16.	Capital Surplus and Retained Earnings

Capital surplus as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004
Additional paid in capital	(Won)	2,251,113	(Won)	1,012,271
Conversion rights¹		28,137		—

	(Won)	2,279,250	(Won)	1,012,271

¹	Net of tax effects.

Retained earnings as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004
Legal reserve	(Won)	60,086	(Won)	60,086
Reserve for business rationalization		68,251		68,251
Unappropriated retained earnings		3,480,349		2,963,337

	(Won)	3,608,686	(Won)	3,091,674

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

17.	Capital Adjustments

Capital adjustments as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004
Foreign currency translation loss on the affiliates¹	(Won)	(11,729)	(Won)	(13,169)
Gain on valuation of derivative instruments¹		29,293		55,287
Loss on valuation of derivative instruments¹		(18,982)		—

	(Won)	(1,418)	(Won)	42,118

¹	Net of tax effects.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

18.	Income Taxes

Income tax expense (benefit) for the years ended December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004
Current income taxes	(Won)	25,989	(Won)	85,838
Deferred income taxes from temporary differences		(15,941)		(12,902)
Deferred income taxes from tax credit		(155,148)		(45,314)
Deferred income taxes added to shareholders’ equity		(4,631)		—

Income tax expense (benefit)	(Won)	(149,731)	(Won)	27,622

The income tax effect of temporary differences, including available net operating loss carryforwards and tax credits, comprising the deferred income tax assets and liabilities as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004
Inventories	(Won)	8,354	(Won)	7,564
Investments		7,584		(1,463)
Other current assets		(4,133)		(2,158)
Property, plant and equipment		34,403		24,631
Tax credit carryforward		292,976		137,828
Deferred income taxes added to shareholders’ equity		(4,631)		—
Others		9,715		6,776

	(Won)	344,268	(Won)	173,178

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

Available tax credits as of December 31, 2005, amounted to (Won)325,529 million. Tax credits can be carried forward up to four or five years under the Corporate Income Tax Law in Korea.

The reconciliation between income before income taxes to taxable income for the years ended December 31, 2005 and 2004, are as follows

(in millions of Korean won)	2005		2004
Income before income taxes	(Won)	367,281	(Won)	1,683,067
Add (deduct) :
Temporary differences		37,012		21,353
Permanent differences		(4,578)		(43,466)

Taxable income	(Won)	399,715	(Won)	1,660,954

The statutory income tax rate, including resident tax surcharges, applicable to the Company was approximately 29.7% in 2004, and was amended to 27.5% effective for fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003.

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years.

The effective income tax rates applicable to the Company differs from the statutory income tax rate due to temporary differences in recognizing certain income and expenses for financial reporting and income tax purposes, and the tax exemption under the Foreign Investment Promotion Act of Korea. The effective tax rate of the Company for the year ended December 31, 2005, is negative 40.77% (2004: 1.64%).

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

Changes in accumulated temporary differences for the year ended December 31, 2005, are as follows:

(in millions of Korean won)	January 1, 2005		Increase (decrease)		December 31, 2005
Inventories	(Won)	47,233	(Won)	(10,385)	(Won)	36,848
Investments		(9,599)		43,049		33,450
Derivatives		(14,157)		(4,072)		(18,229)
Property, plant and equipment		109,496		26,205		135,701
Warranty accrual		15,151		872		16,023
Others		12,333		(18,657)		(6,324)

Total	(Won)	160,457	(Won)	37,012	(Won)	197,469

Deduction from capital	(Won)	—	(Won)	(31,350)	(Won)	(31,350)

Tax credit carryforward	(Won)	137,828	(Won)	155,148	(Won)	292,976

19.	Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Earnings per share for the three-month periods and years ended December 31, 2005 and 2004, are calculated as follows:

	For the three-month periods ended December 31,				For the years ended December 31,
(in millions, except for per share amount)	2005		2004		2005		2004
Net income as reported on the statements of income	(Won)	327,848	(Won)	35,421	(Won)	517,012	(Won)	1,655,445
Weighted-average number of common shares outstanding		358		325		339		305

Earnings per share	(Won)	916	(Won)	109	(Won)	1,523	(Won)	5,420

Diluted earnings per share	(Won)	908	(Won)	109	(Won)	1,523	(Won)	5,420

The Company has issued no diluted securities until the Company issued convertible bonds on April 19, 2005. Diluted earnings per share is identical to basic earnings and diluted ordinary income per share as the convertible bonds issued have no dilutive effect for the year ended December 31, 2005.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

The diluted ordinary earnings per share and the diluted net earnings per share are (Won)908 per share for the three-month period ended December 31, 2005. Diluted earnings per share for the three-month period ended December 31, 2005, is calculated as follows:

(in millions, except for per share amount)
Net income allocated to common stock	(Won)	327,848
Add : Interest expense on convertible bonds¹		4,548

Diluted net income allocated to common stock		332,396
Weighted average number of common shares and diluted securities outstanding during the period		366

Diluted earnings per share	(Won)	908

¹	Net of tax effect.

Earnings per share for the three-month period ended September 30, 2005, follows:

	September 30, 2005
Basic earnings per share	(Won)	651
Diluted earnings per share	(Won)	649

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

20.	Transactions with Related Parties

Significant transactions which occurred in the normal course of business with related companies for the years ended December 31, 2005 and 2004, and the related account balances outstanding as of December 31, 2005 and 2004, are summarized as follows:

(in millions of Korean won)	Sales ¹		Purchases ¹		Receivables		Payables
LG Electronics Inc.-Domestic	(Won)	386,616	(Won)	179,562	(Won)	27,383	(Won)	66,251
LG Electronics Inc.-Overseas		101,786		—		40,773		370
LG Corporation		—		11,218		10,970		1,692
LG Chem Ltd.		—		406,035		—		44,602
LG.Philips LCD America, Inc.		786,908		—		22,683		—
LG.Philips LCD Taiwan Co., Ltd.		791,783		28		53,521		1
LG.Philips LCD Japan Co., Ltd.		890,659		—		130,090		1
LG.Philips LCD Germany GmbH.		1,011,926		8,878		103,637		8,886
LG.Philips LCD Nanjing Co., Ltd.		3,055,775		1,795		375,158		3,068
LG.Philips LCD Shanghai Co.,Ltd.		817,675		—		202,329		—
LG.Philips LCD Hongkong Co., Ltd.		516,050		—		45,863		48
LG.Philips LCD Poland Sp. z o.o.		—		—		1		—
LG International-Demestic		905		3,940		11		986
LG International-Overseas		127,240		1,271,734		3,114		191,252
Serveone		—		146,109		—		36,792
Micron Ltd.		—		125,224		—		55,234
LG CNS		—		108,766		—		32,127
Philips-Domestic		—		413		—		291
Philips-Overseas		391		51,816		171		4,244
Others		74,341		61,959		21,409		9,791

2005 Total	(Won)	8,562,055	(Won)	2,377,477	(Won)	1,037,113	(Won)	455,636

2004 Total	(Won)	7,801,905	(Won)	3,453,188	(Won)	609,970	(Won)	669,518

¹	Includes sales and purchases of property, plant and equipment.
²	As Korean Fair Trade Commission approved GS Group to split from LG Group in January 2005, LG Construction and LG Retail Co. Ltd., and others were no longer classified as related parties.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

21.	Value Added Information

Value added information for the years ended December 31, 2005 and 2005, consist of the following:

	2005
(in millions of Korean won)	Cost of sales		Selling and administrative expenses		Research and development expense		Construction- in-progress		Total
Salaries and wages	(Won)	374,972	(Won)	42,267	(Won)	20,231	(Won)	41,748	(Won)	479,218
Severance benefits		31,624		4,437		1,740		6,033		43,834
Employee fringe benefits		68,450		8,361		2,635		4,060		83,506
Rent		2,110		2,133		439		—		4,682
Depreciation		1,734,903		7,758		6,472		3,600		1,752,733
Taxes and dues		5,009		2,170		169		200		7,548

	(Won)	2,217,068	(Won)	67,126	(Won)	31,686	(Won)	55,641	(Won)	2,371,521

	2004
(in millions of Korean won)	Cost of sales		Selling and administrative expenses		Research and development expense		Construction- in-progress		Total
Salaries and wages	(Won)	301,676	(Won)	37,955	(Won)	17,259	(Won)	34,404	(Won)	391,294
Severance benefits		24,023		3,472		1,598		3,472		32,565
Employee fringe benefits		59,109		5,222		2,679		2,270		69,280
Rent		1,670		1,435		402		—		3,507
Depreciation		1,235,532		5,307		7,685		2,611		1,251,135
Taxes and dues		3,870		1,527		151		105		5,653

	(Won)	1,625,880	(Won)	54,918	(Won)	29,774	(Won)	42,862	(Won)	1,753,434

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

22.	Segment Information

The Company operates only one segment, the TFT-LCD division. Export sales represent about 90% of total sales for the years ended December 31, 2005 and 2004.

The following is a summary of operations by country based on the location of the customers for the years ended December 31, 2005 and 2004:

(in millions of Korean won)
Sales	Domestic		Taiwan		Japan		America		China		Europe		Others		Total
2005	(Won)	776,520	(Won)	,791,830	(Won)	890,655	(Won)	787,329	(Won)	4,442,763	(Won)	1,055,853	(Won)	145,205	(Won)	8,890,155
2004		781,753		1,378,545		889,412		713,320		3,168,641		1,049,337		98,883		8,079,891

23.	Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the years ended December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	1,077,932	(Won)	822,288

24.	Operating Results for the Final Interim Period

Significant operating results for the three-month period ended December 31, 2005, are as follows :

(in millions of Korean won, except per share amount)
Sales	(Won)	2,674,987
Cost of sales		2,191,933
Operating income		338,401
Net income		327,848
Earnings per share		916
Diluted earnings per share		908

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

25.	Approval of Non-Consolidated Financial Statements

The December 31, 2005 non-consolidated financial statements of the Company were approved at the Board of Directors’ meeting on January 12, 2006.

26.	Reclassification of prior year financial statement presentation

Certain amounts in the financial statements as of and for the year ended December 31, 2004, have been reclassified to conform to the December 31, 2005 financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

Report on the Review of Internal Accounting Control System

To the President of

LG.Philips LCD Co., Ltd.

We have reviewed the management’s report on the operations of the internal accounting control system (“IACS”) of LG.Philips LCD Co., Ltd. (the “Company”) as of December 31, 2005. In accordance with Article 2-2 of the Act on External Audit for Stock Companies (the “External Audit Law”) of the Republic of Korea, the Company’s management is responsible for reporting on the design and operations of its IACS (“IACS report”). Our responsibility is to review the management’s IACS report and issue a report based on our review.

We conducted our review in accordance with Article 2-3 of the External Audit Law. Our review included inquiries of management and employees, inspection of related documents and checking of the operations of the Company’s IACS. We did not perform an audit of the Company’s IACS and accordingly, we do not express an audit opinion.

Based on our review, no material weakness in the design or operations of the Company’s IACS under Article 2-2 of the External Audit Law as of December 31, 2005, has come to our attention.

This report applies to the Company’s IACS in existence as of December 31, 2005. We did not review the Company’s IACS after December 31, 2005. This report has been prepared for Korean regulatory purposes pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

As this report is based on Interim Guidelines on Auditors’ Review and Report on Management’s IACS Report issued by the Korean Audit Standards Committee on March 29, 2005, they apply only from that date until the date the Final Standards for Management’s IACS Report, and the Final Standards for Auditors’ Review and Report on Management’s IACS Report become effective. A review based on the final standards may have different results and accordingly, the content of any updated report may be different.

Samil PricewaterhouseCoopers

January 20, 2006

Notice to Readers

This report is annexed in relation to the audit of the financial statements as of and for the year ended December 31, 2005, and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

LG.Philips LCD Co., Ltd.

Consolidated Financial Statements

At December 31, 2004 and 2005

And for the years ended December 31, 2003, 2004, 2005

Samil PricewaterhouseCoopers
Kukje Center Building
191 Hankangro 2ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

LG.Philips LCD Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of LG.Philips LCD Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles, which as described in Note 2, are generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule, Valuation and Qualifying Accounts, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Seoul, Korea

January 20, 2006

Samil Pricewaterhouse Cooper is the Koran member firm of Pricewaterhouse Coopers. Pricewaterhouse Coopers refer to the network of member firms of Pricewaterhouse Coopers International Limited, each of which is a separate and independent legal entity.

LG.Philips LCD Co., Ltd.

Consolidated Balance Sheets

December 31, 2004 and 2005

(in millions of Korean won, and thousands of US dollars, except for share data)	2004		2005		(Note 3) 2005
Assets
Current assets
Cash and cash equivalents	(Won)	1,361,239	(Won)	1,579,452	$1,563,814
Accounts receivable, net
Trade, net		461,996		805,766	797,788
Due from affiliates		427,914		461,133	456,567
Others, net		64,407		66,202	65,547
Inventories		804,117		689,577	682,750
Deferred income taxes		7,743		5,414	5,360
Prepaid expense		30,233		23,467	23,235
Prepaid value added tax		95,240		131,230	129,931
Other current assets		146,040		84,524	83,686

Total current assets		3,398,929		3,846,765	3,808,678

Long-term prepaid expenses		49,648		83,112	82,289
Property, plant and equipment, net		6,563,977		9,234,104	9,142,677
Deferred income taxes		178,450		357,453	353,914
Intangibles, net		37,435		43,374	42,945
Other assets		34,062		51,746	51,234

Total assets	(Won)	10,262,501	(Won)	13,616,554	$13,481,737

Liabilities and Stockholders’ Equity
Current liabilities
Short-term borrowings	(Won)	483,220	(Won)	308,969	$305,910
Current portion of long-term debt		212,992		442,140	437,762
Trade accounts and notes payable
Trade		490,524		577,754	572,034
Due to affiliates		92,593		115,833	114,686
Other accounts payable
Others		439,210		1,121,043	1,109,944
Due to affiliates		576,708		353,514	350,014
Accrued expenses		119,864		69,968	69,275
Income taxes payables		76,812		21,788	21,572
Other current liabilities		82,162		133,950	132,624

Total current liabilities		2,574,085		3,144,959	3,113,821

Long-term debt, net of current portion		1,993,151		2,851,353	2,823,122
Long-term accrued expense		—		2,833	2,805
Accrued severance benefits, net		31,964		43,207	42,779

Total liabilities		4,599,200		6,042,352	5,982,527

Commitments and contingencies (Note 15)

Stockholders’ equity
Capital stock
Common stock : (Won)5,000 par value; authorized 400 million shares; issued and outstanding 325 and 358 million shares at December 31, 2004 and December 31, 2005		1,626,579		1,789,078	1,771,364

Capital Surplus		1,001,940		2,243,800	2,221,584

Retained earnings		3,001,042		3,542,691	3,507,615

Accumulated other comprehensive income		33,740		(1,367)	(1,353)

Total stockholders’ equity		5,663,301		7,574,202	7,499,210

Total liabilities and stockholders’ equity	(Won)	10,262,501	(Won)	13,616,554	$13,481,737

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Income

Years ended December 31, 2003, 2004 and 2005

(in millions of Korean won, and thousands of US dollars, except for share amount)	2003		2004		2005		(Note 3) 2005
Sales
Related parties	(Won)	2,749,696	(Won)	3,342,602	(Won)	6,111,527	$6,051,017
Others		3,348,658		4,982,192		3,964,053	3,924,805

		6,098,354		8,324,794		10,075,580	9,975,822

Cost of sales		4,741,592		6,246,240		9,069,848	8,980,048

Gross profit		1,356,762		2,078,554		1,005,732	995,774

Selling, general and administrative expenses		234,519		318,449		528,084	522,855

Operating income		1,122,243		1,760,105		477,648	472,919

Other income (expense)
Interest income		6,393		19,964		50,622	50,121
Interest expense		(83,619)		(58,049)		(107,540)	(106,475)
Foreign exchange gain (loss), net		15,015		19,125		(23,607)	(23,373)
Others, net		1,045		673		7,807	7,730

Total other income (expense)		(61,166)		(18,287)		(72,718)	(71,997)

Income before income tax expense		1,061,077		1,741,818		404,930	400,922

Income tax expense (benefit)		54,574		38,131		(136,719)	(135,365)

Net income	(Won)	1,006,503	(Won)	1,703,687	(Won)	541,649	$536,287

Net income per common share
Basic	(Won)	3,471	(Won)	5,586	(Won)	1,596	$2.00
Diluted	(Won)	3,471	(Won)	5,586	(Won)	1,596	$2.00

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2003, 2004 and 2005

(in millions of Korean won)	Common Stock			Capital Surplus				Retained Earnings (Deficit)		Accumulated Other Comprehensive Income (Loss)		Total
				Additional Paid-In Capital		Unearned Compensation
	Shares	Amount
Balance as of December 31, 2002	290,000,000	(Won)	1,450,000	(Won)	—	(Won)	—	(Won)	290,852	(Won)	(1,068)	(Won)	1,739,784

Comprehensive income :
Net income									1,006,503				1,006,503
Cumulative translation adjustment											1,198		1,198
Net unrealized gains on derivative, net of tax											3,706		3,706

Total comprehensive income													1,011,407

Balance as of December 31, 2003	290,000,000	(Won)	1,450,000	(Won)	—	(Won)	—	(Won)	1,297,355	(Won)	3,836	(Won)	2,751,191

Issuance of Common Stock, net of issuance cost	35,315,700		176,579		1,012,271								1,188,850
Unearned Compensation							(11,923)						(11,923)
Stock compensation expense							1,592						1,592
Comprehensive income :
Net income									1,703,687				1,703,687
Cumulative translation adjustment											(13,249)		(13,249)
Net unrealized gains on derivative, net of tax											43,153		43,153

Total comprehensive income													1,733,591

Balance as of December 31, 2004	325,315,700	(Won)	1,626,579	(Won)	1,012,271	(Won)	(10,331)	(Won)	3,001,042	(Won)	33,740	(Won)	5,663,301

Issuance of Common Stock, net of issuance cost	32,500,000		162,499		1,238,841								1,401,340
Unearned Compensation
Stock compensation expense							3,019						3,019
Comprehensive income :
Net income									541,649				541,649
Cumulative translation adjustment											1,441		1,441
Net unrealized gains (losses) on derivative, net of tax											(36,548)		(36,548)

Total comprehensive income													506,542

Balance as of December 31, 2005	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(7,312)	(Won)	3,542,691	(Won)	(1,367)	(Won)	7,574,202

(in thousands of US dollars) (Note 3)				Capital Surplus				Retained Earnings		Accumulated Other Comprehensive Income		Total
	Common Stock			Additional Paid-In Capital		Unearned Compensation
	Shares	Amount
Balance as of December 31, 2004	290,000,000		$1,610,474		$1,002,249		$(10,229)		$2,971,329		$33,406		$4,615,209

Issuance of Common Stock, net of issuance cost	35,315,700		160,890		1,226,575								1,387,465
Unearned Compensation
Stock compensation expense							2,990						2,990
Comprehensive income :
Net income									536,286				536,286
Cumulative translation adjustment											1,427		1,427
Net unrealized gains (losses) on derivative, net of tax											(36,186)		(36,186)

Total comprehensive income													501,527

Balance as of December 31, 2005	325,315,700		$1,771,364		$2,228,824		$(7,239)		$3,507,615		$(1,353)		$7,499,210

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Cash Flows

Years ended December 31, 2003, 2004 and 2005

(in millions of Korean won, and thousands of US dollars)	2003		2004		2005		(Note 3) 2005
Net income	(Won)	1,006,503	(Won)	1,703,687	(Won)	541,649	$536,287

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		956,997		1,224,118		1,748,385	1,731,074
Provision for severance benefits		19,950		32,584		43,851	43,417
Foreign exchange (gain) loss, net		3,805		(101,776)		(36,934)	(36,568)
Amortization of intangible assets		5,406		6,405		6,778	6,711
Loss on extinguishment of long-term debt		1,279		—		—	—
Loss on disposal of property, plant and equipment		36		3,281		444	440
Amortization of debt issuance cost		4,222		4,453		5,709	5,652
Decrease (increase) in deferred income taxes assets, net		11,786		(43,923)		(181,304)	(179,509)
Others, net		16,812		(4,365)		68,661	67,981

Change in operating assets and liabilities:
(Increase) decrease in accounts receivable		(607,480)		204,970		(400,838)	(396,869)
(Increase) decrease in inventories		62,288		(468,196)		114,540	113,406
(Increase) decrease in prepaid expense		6,554		6,443		16,323	16,161
(Increase) in prepaid value added tax		(69,533)		(5,155)		(35,990)	(35,634)
(Increase) decrease in other current assets		9,552		(63,493)		24,518	24,275
Increase in trade accounts and notes payable		152,743		181,421		121,391	120,189
Increase in other accounts payable		14,286		58,625		216,248	214,107
(Decrease) Increase in accrued expenses		66,472		13,635		(49,896)	(49,402)
(Decrease) increase in other current liabilities		10,161		(9,773)		(94,829)	(93,890)

Net cash provided by operating activities		1,671,839		2,742,941		2,108,706	2,087,828

Cash flows from investing activities:
Purchase of property, plant and equipment
Purchase from related parties		(1,186,909)		(2,346,297)		(1,157,334)	(1,145,875)
Purchase from others		(251,321)		(1,539,353)		(3,008,817)	(2,979,027)
Proceeds from sales of property, plant and equipment		3,450		6,156		460	455
Acquisition of intangible assets		(5,204)		(7,884)		(12,704)	(12,578)
Others, net		(12,715)		(5,380)		(19,479)	(19,286)

Net cash used in investing activities		(1,452,699)		(3,892,758)		(4,197,874)	(4,156,311)

Cash flows from financing activities:
Proceeds from (repayment on) short-term borrowings		(114,878)		324,032		(173,005)	(171,292)
Proceeds from issuance of long-term debt		832,573		968,802		1,292,264	1,279,469
Repayment on long-term debt		(496,072)		(467,202)		(212,930)	(210,822)
Payment of debt issuance cost		(6,846)		(5,716)		—	—
Proceeds from issuance of common stock		—		1,229,133		1,421,970	1,407,891
Payment of stock issuance cost		—		(40,283)		(20,628)	(20,424)

Net cash provided by financing activities		214,777		2,008,766		2,307,671	2,284,822

Effect of exchange rate changes on cash and cash equivalents		(209)		(1,724)		(290)	(287)

Net increase in cash and cash equivalents		433,708		857,225		218,213	216,053

Cash and cash equivalents:
Beginning of year		70,306		504,014		1,361,239	1,347,761

End of year	(Won)	504,014	(Won)	1,361,239	(Won)	1,579,452	$1,563,814

The accompanying notes are an integral part of these consolidated financial statements.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

1.	Organization and Nature of Business

LG.Philips LCD Co., Ltd. is a manufacturer and supplier of Thin Film Transistor Liquid Crystal Displays (“TFT-LCD”) to Original Equipment Manufacturers (“OEMs”) and multinational corporations.

The accompanying consolidated financial statements include the accounts of LG.Philips LCD Co., Ltd. (“LPL”) and its consolidated subsidiaries (hereinafter collectively referred to as the “Company”).

Formation

LG. Philips LCD Co., Ltd. was incorporated in 1985 in the Republic of Korea under the original name of LG Soft, Ltd. and until December 31, 1998 was entirely devoted to the development and marketing of software.

As part of a restructuring of the LG Group of companies, LG Soft, Ltd. changed its name to LG LCD Co., Ltd. in November 1998 and subsequently in December 1998, LG LCD Co., Ltd. acquired the assets and liabilities of the TFT-LCD businesses of LG Electronics Inc. (“LGE”) and LG Semicon Inc. (“LGS”). The transfer of assets and liabilities from LGE to LG LCD Co., Ltd. was recorded at historical book values as LG LCD Co. Ltd. was a 100% owned subsidiary of LGE. The assets and liabilities of LGS were transferred to LG LCD Co. Ltd. at fair value based on an independent valuation.

On July 26, 1999, Koninklijke Philips Electronics N.V. (“Philips”) and LGE entered into a joint venture agreement. Effective August 27, 1999 LG LCD Co., Ltd. changed its name to LG. Philips LCD Co., Ltd. and on August 31, 1999 LG.Philips LCD Co., Ltd. issued a total of 145,000,000 previously unissued shares of common stock to Philips in exchange for a contribution of approximately (Won)1,127,000 million to LGE and (Won)725,000 million directly to the Company.

As of December 31, 2005, the Company’s shareholders are as follows:

	Number of Shares	Percentage of Ownership (%)
LG Electronics Inc.	135,625,000	37.90
Koninklijke Philips Electronics N. V.	117,625,000	32.87
Others	104,565,700	29.23

	357,815,700	100.00

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

The Company’s subsidiaries are as follow:

	Country of Incorporation	Percentage of Ownership (%)
Subsidiaries		2003	2004	2005
LG.Philips LCD America, Inc.	US	100	100	100
LG.Philips LCD Japan Co., Ltd.	Japan	100	100	100
LG.Philips LCD Germany GmbH	Germany	100	100	100
LG.Philips LCD Taiwan Co., Ltd.	Taiwan	100	100	100
LG.Philips LCD Nanjing Co., Ltd.	China	100	100	100
LG.Philips LCD Hong Kong Co., Ltd.	China	100	100	100
LG.Philips LCD Shanghai Co., Ltd.	China	100	100	100
LG.Philips LCD Poland Sp. z o.o.	Poland	—	—	100

2.	Summary of Significant Accounting Policies

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of LG.Philips LCD Co., Ltd. and its majority-owned subsidiaries. All intercompany transactions and balances with the consolidated subsidiaries have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. The most significant estimates and assumptions relate to the allowance for uncollectable accounts receivables, warranty accrual and deferred tax valuation allowance. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates.

Translation of Foreign Currencies

The financial position and results of operations of the Company’s subsidiary in Nanjing, China are measured using the Chinese Renminbi as its functional currency, the other overseas subsidiaries use the US dollar, and the Korean parent company uses the Korean Won as its functional currency. The financial statements of these subsidiaries are translated to Korean Won using the current exchange rate method. All the assets and liabilities are translated to Korean Won at the end-of-period exchange rates. Capital accounts are translated using historical exchange rates. Revenues and expenses are translated using average exchange rates. Translation adjustments

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

arising from differences in exchange rates from period to period are included in the cumulative translation adjustment account in other comprehensive income of stockholders’ equity. Foreign currency transaction gains and losses are included as a component of other income (expense).

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments, including time deposits and short-term bonds which are readily convertible into known amounts of cash and have an original maturity of three months or less.

Accounts Receivable Securitization

The Company has an accounts receivable securitization program whereby the Company sells receivables in securitization transactions and retains a subordinated interest and servicing rights to those receivables. The Company accounts for the program under the FASB’s Statement of Financial Accounting Standards No.140 (“SFAS 140”), “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. The gain or loss on sales of receivables is determined at the date of transfer based upon the relative fair value of the assets sold and the interests retained. The Company estimates fair value based on the present value of future expected cash flows using management’s best estimates of the key assumptions, including collection period and discount rates.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on the aggregate estimated collectibility of its accounts receivable.

Inventories

Inventories are valued at the lower of cost or market value, with cost being determined on an average-cost basis, except for the cost of finished products carried by certain subsidiary companies, which is determined on a moving-average cost basis.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives.

Buildings	20 ~ 40 years
Machinery, equipment and vehicles	4 ~ 8 years
Tools, furniture and fixtures	3 ~ 5 years

Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. Total interest expense incurred amounted to (Won)91,524 million, (Won)95,553 million and (Won)154,453 million for the years ended December 31, 2003, 2004 and 2005, respectively, of which, approximately (Won)7,905 million, (Won)37,504 million and (Won)46,913 million, respectively, was capitalized.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

Intangible Assets

Intangible assets, comprising intellectual property rights (including patents and technology related to the TFT production process and the like), privileges for an industrial water facility, and purchased software, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives.

Intellectual property rights	5 ~10 years
Privilege for industrial water facilities	10 years
Purchased software	4 years
Others	10 years

Accounting for the Impairment of Long-Lived Assets

Long-lived assets and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the aggregate undiscounted future cash flows (undiscounted and without interest charges) is less than the carrying value of the asset, an impairment loss is recognized, based on the fair value of the asset.

Stock Appreciation Plan

Effective January 1, 2005, the company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) establishes accounting for share-based awards exchanged for employee services. Accordingly, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the requisite employee service period. The option price is determinded by Black-Scholes Option Pricing Model.

Accrued Severance Benefits

Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees were to terminate their employment at the balance sheet date. The annual severance benefits expense charged to operations is calculated based on the net change in the accrued severance benefits payable at the balance sheet date, plus the actual payments made during the year.

The contributions to the national pension fund made under the National Pension Plan and the severance insurance deposit are deducted from accrued severance benefit liabilities. Contributed amounts are refunded from the National Pension Plan and the insurance company to employees on their retirement.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

Revenue Recognition

Revenues from the sale of the Company’s products are recognized when : i) persuasive evidence of an arrangement exists, ii) delivery has occurred to the customers, iii) the sales price to the customer is fixed or determinable and iv) collectibility is reasonably assured.

The Company generally enters into long term formal master sales agreements with its significant customers. Under the terms of these agreements, the Company does not offer any form of price protection or a returns policy, however, the Company provides basic limited warranties with its products.

The title transfer of the Company’s product and risk of loss generally occurs on delivery and acceptance at the customers’ premises, at which point revenue is recognized.

Research and Development Costs

Certain costs incurred in connection with the purchase of equipment and facilities used in the Company’s research and development activities are capitalized into property, plant and equipment, to the extent that they have alternative future uses. All other research and development costs are expensed as incurred. The Company has expensed (Won)171,387 million, (Won)255,327 million and (Won)365,437 million during the years ended December 31, 2003, 2004 and 2005, respectively, for research and development costs which are included in cost of sales and selling, general and administrative expenses. These research and development expenses included depreciation cost of equipment and facilities used specifically for research and development activities amounting to (Won)8,987 million, (Won)11,078 million and (Won)11,710 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Shipping and Handling Costs

The Company includes shipping and handling costs in selling, general and administrative costs. Shipping and handling costs for the years ended December 31, 2003, 2004 and 2005, amounted to (Won)66,900 million, (Won)94,559 million and (Won)187,633 million, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005 amounted to (Won)1,697 million, (Won)5,524 million and (Won)21,907 million, respectively.

Income Taxes

The Company recognizes deferred tax assets and liabilities created by temporary differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are computed on such temporary differences, including available net operating loss carryforwards and tax credits, by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

Investment tax credits are accounted for by the flow-through method whereby they reduce income taxes in the period the assets giving rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred tax assets, subject to considerations regarding the need for a valuation allowance, are recognized for the amount carried forward.

Derivative Financial Instruments

All derivative financial instruments are recognized as either assets or liabilities in the balance sheet at their fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a cash flow hedge.

At the time the Company designates a hedging relationship, it defines the method it will use to assess the hedge’s effectiveness in achieving offsetting changes in fair value or offsetting cash flows attributable to the risk being hedged.

The Company formally documents all hedging relationships between the derivatives designated as hedges and hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. The Company links all hedges that are designated as cash flow hedges to the specific forecasted transaction. The Company also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting.

The derivatives designated as cash flow hedges include foreign exchange forward contracts, which are used for reducing the risk arising from the changes in anticipated cash flow from expected transactions in foreign currency.

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of the ineffective portion are recognized in current period earnings.

The derivatives designated for trading comprise cross-currency swap contracts and foreign exchange forward contracts. Such contracts are marked-to-market with changes in value, including premiums paid or received, recognized in other income (expense) as foreign exchange gain (loss).

Deferred Bond Issuance Costs

Costs that are directly related to the issuance of bonds are capitalized and amortized over the term of the debt using the effective interest rate method.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

Warranty Reserve

The Company records warranty liabilities for the estimated costs that may be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Company’s warranty liability include historical and anticipated rate of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. As these factors are impacted by actual experience and future expectations, the Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of cash and cash equivalents, time deposits, trade and notes receivable, short-term borrowings, notes and accounts payable and accrued and other liabilities, approximate fair value, due to their short term maturities. The Company estimates the fair values of its long-term debt, including the current portion, based on either the market value or the discounted amounts of future cash flows using the Company’s current incremental debt rates for similar liabilities. The fair values of derivative instruments are estimated based on market quotations.

Recent Accounting Pronouncements

In November 2004, the FASB issued FASB Statement No. 151, “Inventory Costs — an amendment of ARB No. 43” (“FAS No. 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe adoption of FAS No. 151 will have a material effect on its consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS No. 123(R)”). This statement requires the use of the fair value based method of accounting for employee share-based compensation and eliminates the alternative use of the intrinsic value method prescribed by APB No. 25. With limited exceptions, FAS No. 123(R) requires that the grant-date fair value of share-based payments to employees be expensed over the period the service is received. This statement shall be effective for fiscal years beginning after June 15, 2005, with early adoption during the fiscal years beginning after the date this statement is issued encouraged. The Company has adopted FAS No. 123(R) and accounts for its Stock Appreciation Plan using Black-Scholes Option Pricing Model.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

On December 16, 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29 (“FAS No. 153”). FAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. FAS No. 153 is effective for nonmonetary asset exchanges beginning in the second quarter of fiscal 2006. The Company does not believe adoption of FAS No. 153 will have a material effect on its consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. The Company does not believe adoption of FAS No. 154 will have a material effect on its consolidated financial position, results of operations or cash flows.

In February 2006, the FASB issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments (“FAS No. 155”)”, which amends FAS No. 133, “Accounting for Derivatives Instruments and Hedging Activities” and FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. FAS No.155 amends FAS No. 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. FAS No. 155 also amends FAS No.140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument. The Company is currently evaluating the impact this new Standard but believes that it will not have a material impact on the Company’s financial position, results of operations or cash flows.

3.	United States Dollar Amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. These translations should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate. The US dollar amounts are provided herein as supplemental information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won)1,010 : US $1, the

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

US Federal Reserve Bank of New York noon buying exchange rate in effect on December 30, 2005. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America.

4.	Accounts Receivable

The following table presents accounts receivable at December 31:

(in millions of Korean won)	2004		2005
Trade	(Won)	465,066	(Won)	809,648
Due from LG group companies and Philips affiliates		427,914		461,133
Others		64,755		66,660

		957,735		1,337,441
Allowance for doubtful accounts		(3,418)		(4,340)

	(Won)	954,317	(Won)	1,333,101

Trade bills to overseas subsidiaries negotiated through banks but not yet matured, which were recorded as short-term borrowings as of December 31, 2004 and 2005 amounted to approximately (Won)410,824 million (US $369,339 thousand and JP¥2,808,387 thousand) and (Won)303,904 million (US $300,004 thousand), respectively.

In September 2004, the Company entered into a five-year accounts receivable securitization program (the “Program”) with a financial institution. The Program allows the Company to sell, on a revolving basis, an undivided interest in up to US $300 million in eligible accounts receivables of four subsidiaries, including LG.Philips LCD America (“LPLA”), LG.Philips LCD Germany (“LPLG”), LG.Philips LCD Taiwan (“LPLT”) and LG.Philips LCD Japan (“LPLJ”), while retaining a subordinated interest in a portion of the receivables. The eligible receivables of LPLA and LPLG are sold without legal recourse to third party conduits through LG. Philips LCD America Finance Corporation, a qualifying bankruptcy-remote special purpose entity, which is wholly owned by LPLA but is not consolidated for financial reporting purposes. The eligible receivables of LPLT and LPLJ are sold without legal recourse to third party conduits through ABN AMRO Taipei Branch and ABN AMRO Tokyo Branch, respectively, which are consolidated by ABN AMRO Bank. The Company continues servicing the sold receivables and charges the third party conduits a monthly servicing fee at market rates. Accordingly, no servicing asset or liability has been recorded.

The Program qualifies for sale treatment under SFAS 140. As of December 31, 2004 and 2005, the outstanding balance of securitized accounts receivable held by the third party conduits totaled (Won)305,203 million and (Won)272,571 million, respectively, of which the Company’s subordinated retained interest was (Won)59,324 million and (Won)52,532 million, respectively. Accordingly, (Won)245,879 million and (Won)220,039 million, respectively, of accounts receivable balances, net of applicable allowances, were removed from the consolidated balance sheets at December 31, 2004 and 2005. Losses recognized on the sale of accounts receivable totaled approximately (Won)3,906

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

million and (Won)8,737 million, respectively, in the year ended December 31, 2004 and 2005. This cost is primarily related to the loss on sale of receivables and discount on retained interests, net of the related servicing revenues and various program and facility fees associated with the Program. This cost is included in the accompanying consolidated statement of income under the caption selling, general and administrative expenses.

The Company measures the fair value of its retained interests at the time of a securitization and throughout the term of the Program using a present value model incorporating two key assumptions: (1) a weighted average life of 65 days and (2) a discount rate of 4.04 % per annum. At December 31, 2005, this retained interest is included in the accounts receivables balance reflected in the consolidated balance sheet, at fair value of the Company’s retained interest, which approximates book value due to a short average collection cycle for such accounts receivables and the Company’s collection history.

5.	Inventories

Inventories comprise the following at December 31:

(in millions of Korean won)	2004		2005
Finished products	(Won)	511,008	(Won)	328,823
Work in process		124,356		166,839
Raw materials		168,753		193,915

	(Won)	804,117	(Won)	689,577

6.	Derivative Instruments and Hedging Activities

Derivatives for cash flow hedge

During the years ended December 31, 2003, 2004 and 2005, 5, 13 and 301 foreign currency forward contracts were designated as cash flow hedges, respectively. During the years ended December 31, 2003, 2004 and 2005, these cash flow hedges were fully effective and changes in the fair value of the derivatives of (Won)4,352 million, (Won)55,287 million and (Won)13,334 million, were recorded in other comprehensive income. The deferred gains of (Won)13,334 million for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months.

Derivatives for trading

For the years ended December 31, 2003, 2004, and 2005, the Company recorded realized exchange gains of (Won)40,978 million, (Won)80,306 million and (Won)32,189 million and realized exchange losses of (Won)16,648 million, (Won)51,597 million and (Won)78,025 million, respectively, on derivative contracts designated for trading upon settlement.

In addition, for the years ended December 31, 2003, 2004 and 2005, the Company recorded

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

unrealized gains of (Won)9,314 million, (Won)68,298 million and (Won)27,359 million and unrealized losses of (Won)10,662 million, (Won)54,142 million and (Won)9,131 million respectively, relating to these derivative contracts designated for trading.

7.	Property, Plant and Equipment

Property, plant and equipment comprise the following at December 31 :

(in millions of Korean won)	2004		2005
Land	(Won)	313,053	(Won)	319,219
Buildings		1,216,471		2,110,711
Machinery, equipment and vehicles		7,822,364		11,139,638
Tools, furniture and fixtures		335,180		507,094
Machinery-in-transit		705,906		505,842
Construction-in-progress		956,642		1,131,054

		11,349,616		15,713,558
Accumulated depreciation		(4,785,639)		(6,479,454)

Property, plant and equipment, net	(Won)	6,563,977	(Won)	9,234,104

Operating Leases

Rental expenses of certain machinery and equipment held under operating leases for the years ended December 31, 2003, 2004 and 2005 were (Won)673 million, (Won)1,304 million and (Won)1,406 million, respectively. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2005 are as follows:

(in millions of Korean won)
For the years ended December 31,
2006	(Won)	1,564
2007		516
2008		195
2009		45
Thereafter		17

Total minimum future rentals	(Won)	2,337

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

8.	Intangible Assets

Intangible assets comprised the following at December 31:

	2004
(In millions of Korean won)	Intellectual property rights		Purchased Software		Privileges for industrial water facilities		Others		Total
Acquisition cost	(Won)	27,909	(Won)	19,080	(Won)	12,305	(Won)	838	(Won)	60,132
Accumulated amortization		(10,412)		(9,295)		(2,412)		(578)		(22,697)

Intangible assets, net	(Won)	17,497	(Won)	9,785	(Won)	9,893	(Won)	260	(Won)	37,435

	2005
(In millions of Korean won)	Intellectual property rights		Purchased Software		Privileges for industrial water facilities		Others		Total
Acquisition cost		38,234		20,974		12,299		1,342		72,849
Accumulated amortization		(13,153)		(11,561)		(3,646)		(1,115)		(29,475)

Intangible assets, net		25,081		9,413		8,653		227		43,374

Amortization expense for the years ended December 31, 2003, 2004 and 2005 amounted to (Won)5,406 million, (Won)6,405 million and (Won)6,778 million, respectively.

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

(in millions of Korean won)
For the years ended December 31,
2006	(Won)	5,134
2007		5,134
2008		5,134
2009		5,134
2010		5,134

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

9.	Short-Term Borrowings

Short-term borrowings comprise the following at December 31:

(in millions of Korean won)	2004		2005
Loans, principally from banks:
with weighted-average interest rate of 3.4%	(Won)	483,220		—
with weighted-average interest rate of 5.2%		—	(Won)	308,969

	(Won)	483,220	(Won)	308,969

10.	Long-Term Debt

Long-term debt comprise the following at December 31:

(in millions of Korean won)	2004		2005
Won denominated Loans :
Unsecured loans, representing obligations principally to banks:
Due 2006 to 2008 with interest rate of 5.9% per annum	(Won)	58,700	(Won)	58,700
Unsecured loans, representing obligation principally to banks:
Due 2006 to 2009 with interest rate of 6.1% per annum		59,100		59,100
Unsecured loans, representing obligation principally to banks:
Due 2010 to 2015 with interest rate of 3 year Korean Treasury Bond -1.25% per annum		—		8,620
Unsecured bond with interest rate ranging from 3.5 % to 6.0%, due 2006 to 2009, net of unamortized discount		1,320,317		—
Unsecured bond with interest rate ranging from 3.5 % to 6.0%, due 2006 to 2010, net of unamortized discount		—		1,924,512

		1,438,117		2,050,932

U.S. Dollar denominated Loans :
Unsecured loans, representing obligations principally to banks:
Due 2005 to 2009 with interest ranging from 3.2% to 3.3% per annum		78,706		—
Unsecured loans, representing obligations principally to banks:
Due 2006 to 2010 with interest ranging from 6M Libor + 0.5% to 6M Libor + 0.6% per annum		—		111,761
Unsecured loans, representing obligations principally to banks:
Due 2005 to 2006 with interest rate of 3M Libor+1.0% per annum		36,246		—
Unsecured loans, representing obligations principally to banks:
Due 2006 with interest rate of 3M Libor+1.1% per annum		—		17,728
Unsecured loans, representing obligations principally to banks:
Due 2007 to 2010 with interest rate of 6M Libor+1.2% per annum		49,709		48,624
Unsecured loans, representing obligations principally to banks:
Due 2007 to 2012 with interest rate of 3M Libor+ ranging from 0.99% to 1.35% per annum		—		151,950

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

(in millions of Korean won)	2004		2005
Unsecured bond with interest rate of 3M Libor+1.0%, due 2005 to 2006		209,191		—
Unsecured bond with interest rate of 3M Libor+1.1%, due 2006		—		102,313
Unsecured Term Notes with interest rate of 3M Libor+1.0%, due 2005 to 2006		168,803		—
Unsecured Term Notes with interest rate of 3M Libor+1.1%, due 2006		—		82,560
Unsecured bond with interest rate of 3M Lobor+0.6%, due 2007		207,120		202,600
Zero Coupon Convertible Bonds due 2010[1]		—		492,179

		749,775		1,209,715

Chinese Renminbi denominated Loans :
Unsecured loans, representing obligations principally to banks:
Due 2008 with interest rate ranging from 5.0% to 5.5% per annum		18,251		—
Unsecured loans, representing obligations principally to banks:
Due 2008 with interest rate ranging from 5.3% to 5.5% per annum		—		32,846

Less : Current portion		(212,992)		(442,140)

	(Won)	1,993,151	(Won)	2,851,353

Unsecured long-term debts are subject to various restrictive covenants. Typically, these covenants include restrictions on the debt to equity ratio, debt coverage ratio, interest coverage ratio, total debt limits, earnings before interest, tax and depreciation requirements and other similar financial ratios. The Company was in compliance with these financial covenants during all periods presented.

[1]	The bonds are convertible at (Won)58,251 for one common share from July 27, 2005 to April 4, 2010, redeemable at the option of issuer on or at any time after April 19, 2008. The Company may, having given not less than 30 nor more than 60 days’ notice to the bondholders, redeem in Dollars all or from time to time any portion of the bonds at their Early Redemption Amount, provided that the aggregate Market Price of a Common Share on the Korea Exchange on at least 20 Trading Days in 30 consecutive Trading Days ending on the Trading Day immediately prior to the date upon which notice of such redemption notice, is at least 130% of the Conversion Price. The bondholders can exercise put options to put the debt back to the Company on October 19, 2007, at 108.39% of the bond’s principal amount.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

The aggregate annual maturities of long-term debt outstanding as of December 31, 2005 were as follows:

(in millions of Korean won)	Won denominated Loans		US Dollar denominated Loans		Chinese Renminbi denominated Loans		Zero Coupon Convertible Bonds		Total
For the years ending December 31,
2007	(Won)	339,267	(Won)	249,246	(Won)	—	(Won)	—	(Won)	588,513
2008		289,266		83,934		19,370		—		392,570
2009		609,850		66,136		6,737		—		682,723
2010		600,862		66,145		6,739		492,179		1,165,925
2011		1,724		30,390		—		—		32,114
Thereafter		6,034		7,598		—		—		13,632

	(Won)	1,847,003	(Won)	503,449	(Won)	32,846	(Won)	492,179	(Won)	2,875,477

11.	Accrued Severance Benefits

Accrued severance benefits were as follows as of December 31:

(in millions of Korean won)	2004		2005
Balance at beginning of year	(Won)	56,558	(Won)	81,981

Provisions for severance benefits		32,584		43,851
Transferred from affiliated companies		1,130		2,484
Actual severance payments		(8,291)		(16,305)

		81,981		112,011

Cumulative Deposits to National Pension Fund		(737)		(708)
Balance of the severance insurance deposits		(49,280)		(68,096)

Balance at end of year	(Won)	31,964	(Won)	43,207

The severance benefits are funded approximately 60% and 61% as of December 31, 2004 and 2005, respectively, through severance insurance deposits for the payment of severance benefits, and the account is deducted from accrued severance benefit liabilities. The beneficiaries of the severance insurance deposit are the Company’s employees.

Severance insurance deposits comprise cash deposits placed with Kyobo Life Insurance Co., Ltd., Lucky Life Insurance Co., Ltd. and Korea Life Insurance Co., Ltd. for the years ended December 31, 2004 and 2005 and these deposits accumulated interest at an average rate of 4.3% and 3.6%, for Kyobo Life Insurance Co., Ltd., 4.3% and 3.6%, for Lucky Life Insurance Co., Ltd. and 4.3% and 3.6%, for Korea Life Insurance Co., Ltd. for the years ended December 31, 2004 and 2005, respectively.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

The Company expects to pay the following future benefits to its employees upon their normal retirement age:

(in millions of Korean won)
For the years ended December 31,
2006	(Won)	—
2007		116
2008		93
2009		49
2010		217
2011		611
2012		1,428
2013		1,831
2014		2,757
2015		4,026

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

12.	Income Taxes

Income before income taxes and tax provision comprises the following :

(in millions of Korean won)	2003		2004		2005
Income before income taxes :
Domestic	(Won)	1,051,579	(Won)	1,693,182	(Won)	361,806
Foreign subsidiaries		9,498		48,636		43,123

	(Won)	1,061,077	(Won)	1,741,818		404,930

Income taxes-Current :
Domestic	(Won)	40,238	(Won)	85,838	(Won)	25,989
Foreign subsidiaries		3,196		3,997		5,956

		43,434		89,835		31,945

Income taxes-Deferred :
Domestic		12,022		(52,583)		(167,749)
Foreign subsidiaries		(882)		879		(915)

		11,140		(51,704)		(168,664)

Total income taxes	(Won)	54,574	(Won)	38,131	(Won)	(136,719)

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2005 are as follows:

(in millions of Korean won)	2004		2005
Current deferred tax asset (liability)

Inventories	(Won)	6,976	(Won)	8,288
Accounts receivable		2,170		(423)
Others		7,024		(2,034)

Net deferred tax assets, including other comprehensive income related deferred tax asset		16,170		5,831
Less : Other comprehensive income related deferred tax assets		(8,427)		(417)

Current deferred tax asset	(Won)	7,743	(Won)	5,414

Non-Current deferred tax asset (liability)

Intangible asset	(Won)	30,179	(Won)	26,194
Tax credit carryforward		137,828		292,976
Property, plant and equipment		11,857		24,618
Long term debt		(706)		(3,269)
Others		(708)		16,934

Non-Current deferred tax asset	(Won)	178,450	(Won)	357,453

As of December 31, 2005, the Company has available unused investment tax credits of (Won)292,976 million, which may be applied against future income tax amounts through 2010.

Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the Korean economic environment, and the overall future industry outlook. Management periodically considers these factors in reaching its conclusion, and has determined that no valuation allowance was required as of December 31, 2004 and 2005.

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years through 2008.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

Aggregate tax benefits and tax effect per share from tax exemption for the years ended December 31, 2003, 2004 and 2005 are as follows:

(in millions of Korean Won, except for per share amount)	2003		2004		2005
Benefit from tax exemption	(Won)	153,587	(Won)	239,605	(Won)	46,026
Weighted-average number of common shares Outstanding		290		305		358

Effect per share (Korean Won)	(Won)	529	(Won)	785	(Won)	128

The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 29.7% in 2002. The statutory income tax rate was amended to 27.5% effective for fiscal years beginning January 1, 2005 in accordance with the Corporate Income Tax Law enacted in December 2003. Accordingly, deferred income taxes as of December 31, 2004 and 2005 were calculated based on the enacted rate of 27.5%.

Taxes are calculated for each individual entity in the group. As a result, losses incurred by subsidiaries cannot be offset against profits earned by the parent company. Taxes on the operating profit differ from the theoretical amount that would arise at the statutory tax rate of the home country of the parent for the years ended December 31, 2003, 2004 and 2005 as follows:

(in millions of Korean won)	2003		2004		2005
Taxes at Korean statutory tax rate	(Won)	315,140	(Won)	517,320	(Won)	111,356
Income tax exemption		(153,587)		(239,605)		(39,110)
Income tax credits		(109,706)		(224,687)		(200,470)
Change in foreigner’s equity interest		—		(17,957)		(4,084)
Foreign tax differential		376		1,815		6,301
Nondeductible items		277		523		(6,738)
Change in statutory tax rate		1,610		—		—
Others		464		722		(3,974)

Total income tax provision	(Won)	54,574	(Won)	38,131	(Won)	(136,719)

At December 31, 2005, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future was 96,166 million won. The unrecognized deferred tax liabilities as of December 31, 2005 for such temporary differences amounted to 21,802 million won.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

13.	Stockholder’s Equity

Common Stock

On March 19, 2004, at the Annual General Meeting, stockholders approved an increase of authorized shares from 200 million to 400 million and a stock split on a 2:1 basis effective on May 25, 2004. The number of issued common shares as of December 31, 2004 and 2005 are 325,315,700 and 357,815,700 respectively. These financial statements retroactively reflect the impact of the stock split.

In July 2004, pursuant to a Securities Registration Statement filed on July 16, 2004 with the Korea Exchange, the Company sold 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary shares (“ADSs”) for gross proceeds of US $748,800 thousands.

In September 2004, pursuant to the underwriting agreement dated July 15, 2004, the Company sold an additional 1,715,700 shares of common stock in the form of ADSs for gross proceeds of US $51,471 thousands.

In July 2005, pursuant to a Form F-1 registration statement filed on July 22, 2005 with the U.S. Securities and Exchange Commission, the Company sold 27,900,000 shares of common stock in the form of ADSs for gross proceed of US $1,189,656 thousands ((Won)1,220,706 million).

In July 2005, pursuant to the underwriting agreement dated July 21, 2005, the Company sold 4,600,000 shares of common stock in the form of ADSs for gross proceeds of US $196,144 thousands ((Won)201,263 million).

On May 21, 2004, employees of the Company formed an employee stock ownership association, (“ESOA”), which has the right to purchase on behalf of its membership up to 20% (1,728,000 shares) of shares offered publicly in Korea, pursuant to the Korean Securities and Exchange Act. Employees purchased the shares through the ESOA with loans provided by the Company at the initial public offering price ((Won)34,500) and put under each individual employee’s account. 20% of the 20% of shares (345,600 shares) purchased by employees with loans from the Company is accounted for as a restricted stock award which vests over four years. Unearned compensation, shown as a deduction of Capital Surplus, will be amortized over the 4 year vesting period. During the twelve month period ended December 31, 2005, the Company recorded compensation expense of (Won)5,852 million.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

Retained Earnings

Retained earnings consist of the following as of December 31:

(in millions of Korean won)	2004		2005
Appropriated retained earnings:
Legal reserve	(Won)	60,086	(Won)	60,086
Unappropriated retained earnings :		2,940,956		3,482,605

	(Won)	3,001,042	(Won)	3,542,691

The Commercial Code of the Republic of Korea requires the Company to appropriate a portion of retained earnings as a legal reserve an amount equal to a minimum of 10% of its cash dividends until such reserve equals 50% of its capital stock. The reserve is not available for dividends but may be transferred to capital stock through an appropriate resolution by the Company’s board of directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s stockholders.

14.	Stock Appreciation Plan

Effective January 1, 2005, the company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) establishes accounting for share-based awards exchanged for employee services. SFAS No. 123(R) requires that an award that is classified as a liability to be initially measured at its grant date fair value and remeasured at fair value at the end of each reporting period until the award is settled or expires. The measurement is based on the current stock price and other relevant factors. The difference between the fair value amounts is recognized as compensation expense during the requisite service period, based on the percentage of the requisite service that the employee has rendered as of that date. In accordance with SFAS No. 123(R), compensation expense is remeasured at each reporting date, based on the fair value of the award, and is recognized as expense over the employee requisite service period.

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for selected management employees. Under the terms of this plan, management, on exercise, receive cash equal to the amount that the market price of the Company’s common stock exceeds the strike price ((Won)44,050) of the SARs. The vesting period is two years starting from the grant date, and exercisable period is April 08, 2008 through April 07, 2012.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

The following table shows total share-based compensation expense included in the consolidated statement of operations:

(in millions of Korean won)	December 31, 2005
Cost of goods sold	(Won)	1,196
Selling general and administrative		1,637
Income tax benefits		(642)

Total share-based compensation expense	(Won)	2,191

There were no capitalized share-based compensation costs at December 31, 2005.

The following tables summarize option activity under the SARs for the year ended December 31, 2005:

(in Korean won)	Weighted-average exercise price		Number of shares under option	Weighted average remaining contractual life (in years)
Balance at December 31, 2004	(Won)	—	—	—
Options granted	(Won)	44,260	450,000
Options exercised		—	—
Options canceled/expired		—	40,000

Balance at December 31, 2005	(Won)	44,260	410,000	6

Exercisable at December 31, 2005	(Won)	—	—	—

In connection with the adoption of SFAS 123(R), the company assessed its valuation technique and related assumptions. The company estimates the fair value of stock options using a Black-Scholes valuation model, consistent with the provisions of SFAS 123(R) and Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 107. Key input assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the company’s stock, the risk-free rate and the company’s dividend

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by selected managements who receive SARs, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company under SFAS 123(R).

The fair value of SARs was estimated using a Black-Scholes valuation model with the following assumptions:

	December 31, 2005
Option term (years) [1]		5
Volatility [2]		41.04%
Risk-free interest rate (Korean government bond)		5.08%
Dividend yield		0%
Weighted average fair value per option granted	(Won)	18,428

[1]	The option term is the number of years that the company estimates that options will be outstanding prior to settlement.
[2]	Measured using historical weekly price changes of the Company’s stock over the respective term of the option.

15.	Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year.

Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

Earnings per share for the years ended December 31, 2003, 2004 and 2005 is calculated as follows:

(In millions, except for per share amount)	2003		2004		2005
Net income as reported on the income statements	(Won)	1,006,503	(Won)	1,703,687	(Won)	541,649
Weighted-average number of common shares outstanding[1]		290		305		339

Earnings per share	(Won)	3,471	(Won)	5,586	(Won)	1,596

Convertible bonds, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since they did not have a dilutive effect.

[1]	For the year ended December 31, 2005, issuance of 32,500 thousand shares of common stock (American Depositary Shares) in July 2005, were included in the computation of weighted-average number of common shares outstanding.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

16.	Commitments and Contingencies

The Company is subject to several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs. Subsequently the Company filed a complaint against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the Central District of California for alleged infringement of certain patents and violation of U.S. antitrust laws. In May 2004, the Company filed a complaint against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp. and others, claiming patent infringement of rear mountable liquid crystal display devices in the United States District of Delaware and the Patent Country Court in the United Kingdom. The Company also filed a complaint against Chunghwa Picture Tubes with the American Arbitration Association in connection with the ownership of certain patents. On November 28, 2005, the Company lost its patent infringement case against Tatung Company and ViewSonic Corp. at first instance in Patent Country Court in United Kingdom, and the Company is preparing the appeal against the decision of U.K. Court. In January 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against the Company.

On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process for TFT-LCDs in the United States District of Delaware. On September 20, 2005 the United States District Court for the Central District of California dismissed the patent case against Tatung Company and other defendants regarding the patent infringement by Chunghwa Picture Tubes. Thereafter, the Company has revised its claim and has refiled the above complaint including the side mounting patent. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Company sells a significant portion of products based on non-binding long-term supply agreements to LGE and Philips, who are currently the largest shareholders of the Company. These agreements are for three-year terms, with automatic renewals. These agreements expired in 2004. The Company is in the process of entering into a formal master agreement with Philips.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

As of December 31, 2004, the Company has a trademark license agreement with LG Corporation and Philips Electronics. Under this agreement, the Company has to pay some portion of revenue as a license fee. This agreement is for three-year terms and shall expire at the end of year 2007.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

The Company has entered into bank overdraft agreements with various banks amounting to (Won)59,000 million and has entered into a Revolving Credit Facility Agreements with Shinhan Bank and others amounting to (Won)450,000 million and $100 million, at December 31, 2005. The Company has a zero balance with respect to these facilities at December 31, 2005.

LG. Philips LCD America Co., Ltd. has entered into a line of credit agreement, up to US $10 million with Comerica Bank. LG. Philips LCD Japan Co., Ltd. and LG. Philips LCD Germany GmbH are provided with repayment guarantees from Mitsubishi UFJ Bank and ABN AMRO Bank amounting to JP¥1,000 million and GBP£4 million, respectively, relating to their local tax payments.

As of December 31, 2004, in relation to its TFT-LCD business, the Company has technical license agreements with Semiconductor Energy Laboratory Co., Ltd. and others. The licensing agreements generally require royalty payments based on a specific percentage of sales. Costs are accrued by the Company as the sales of the specified products are made. Royalty expenses charged to cost of sales under these licensing agreements totaled (Won)38,969 million, (Won)43,726 million and (Won)47,108 million in the year ended December 31, 2003, 2004 and 2005, respectively.

17.	Fair Value of Financial Instruments

The estimated fair values of the Company’s other financial instruments are as follows:

	2004
(in millions of Korean Won)	Notional amount		Carrying amount		Estimated fair value
Long-term debt including the current portion	(Won)	—	(Won)	2,206,143	(Won)	2,191,857
Derivative instruments		72,696		69,443		69,443

	2005
(in millions of Korean Won)	Notional amount		Carrying amount		Estimated fair value
Long-term debt including the current portion	(Won)	—	(Won)	3,293,493	(Won)	3,311,112
Derivative instruments		32,964		30,160		30,160

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

18.	Related Party Transactions

In the normal course of business, the Company purchases raw materials from, and sells its products to, shareholder companies and other companies within the LG Group and Philips Group. Such transactions and the related accounts receivable and payable, excluding consolidated subsidiaries, as of December 31, 2003, 2004 and 2005 are summarized as follows:

	2003
(in millions of Korean won)	Sales		Purchases[1]
LG Electronics Inc.	(Won)	1,408,956	(Won)	66,013
Philips affiliates		603,603		37,144
LG Engineering & Construction Corp.		—		733,966
LG Chem Ltd.		—		243,764
LG International Japan Ltd.		247,619		714,648
LG International HK Ltd.		190,602		—
LG International America, Inc.		—		53,573
LG International Singapore Ltd.		171,391		—
LG MRO Co., Ltd.		118,689		31,595
LG Micron Ltd.		—		62,077
LG CNS Co., Ltd.		—		51,220
Others		8,836		144,351

2003 Total	(Won)	2,749,696	(Won)	2,138,351

	2004
(in millions of Korean won)	Sales		Purchases[1]		Receivables		Payables[2]
LG Electronics Inc.	(Won)	1,607,066	(Won)	149,466	(Won)	225,342	(Won)	29,799
Philips affiliates		1,210,946		52,265		163,762		4,744
LG Engineering & Construction Corp.		—		828,844		—		351,093
LG Chem Ltd.		—		398,433		—		33,393
LG International Japan Ltd.		128,718		1,431,260		10,734		144,030
LG International HK Ltd.		281,242		11		7,196		—
LG International America, Inc.		—		168,565		—		12,328
LG International Singapore Ltd.		51,174		1		—		—
LG International Deutschland GmbH		—		52,569		—		5,337
LG MRO Co., Ltd.		—		67,977		—		13,484
LG Micron Ltd.		—		89,675		—		36,702
LG CNS Co., Ltd.		—		64,013		—		3,985
Others		63,456		148,810		20,880		34,406

2004 Total	(Won)	3,342,602	(Won)	3,451,889	(Won)	427,914	(Won)	669,301

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

	2005
(in millions of Korean won)	Sales		Purchases[1]		Receivables		Payables[2]
LG Electronics Inc.	(Won)	1,821,507	(Won)	179,577	(Won)	219,327	(Won)	66,751
Philips affiliates		1,323,637		52,229		176,599		4,548
LG Chem Ltd.		—		620,930		—		72,319
LG International Japan Ltd.		350,127		1,074,178		44,372		162,133
LG International HK Ltd.		317,795		—		2,336		4,360
LG International America, Inc.		—		115,697		—		12,202
LG International Singapore Ltd.		66,013		—		796		262
LG International Deutschland GmbH		—		81,859		—		16,917
LG International Corp. (Korea)		9,832		66,323		11		2,548
LG MRO Co., Ltd.		—		146,109		—		36,792
LG Micron Ltd.		—		125,224		—		55,234
LG CNS Co., Ltd.		—		113,615		—		32,370
Others		75,142		73,177		33,290		11,482

2005 Total	(Won)	3,964,053	(Won)	2,648,918	(Won)	476,731	(Won)	477,918

[1]	Includes purchases of property, plant and equipment.
[2]	Includes advances received.

19.	Segment Information

The Company operates in one business segment, the manufacture and sale of TFT-LCDs.

The following is a summary of operations by country based on the location of the customer as of and for the years ended December 31, 2003, 2004 and 2005. Property, plant and equipment is based on the location of the equipment.

By Geography

(in millions of Korean won)	2003		2004		2005
Revenue from external customers:
Republic of Korea	(Won)	977,916	(Won)	890,194	(Won)	990,900
Asia		3,769,626		5,672,782		6,688,993
America		576,846		752,971		1,062,374
Europe		751,889		1,008,645		1,329,989
Others		22,077		202		3,324

Total	(Won)	6,098,354	(Won)	8,324,794	(Won)	10,075,580

Property, Plant, and Equipment:
Republic of Korea			(Won)	6,402,446	(Won)	9,017,587
Asia				160,761		216,157
Others				770		360

Total			(Won)	6,563,977	(Won)	9,234,104

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

During the years ended December 31, 2003, 2004 and 2005, the Company’s revenue from its three largest customers accounted for 41.1%, 42.9% and 40.1% of total revenue respectively. Sales to A Company constituted 13.4%, 12.5% and 9.8% of total revenue, for the years ended December 31, 2003, 2004 and 2005, respectively. Sales to B Company constituted 18.1%, 16.8% and 14.5% of total revenue, for the years ended December 31, 2003, 2004 and 2005, respectively. The Company purchases a number of components from various sources. In some cases, alternative sources of supply are not available. In other cases, the Company may establish a working relationship with a single source, even when multiple suppliers are available, if the Company believes it is advantageous to do so due to performance, quality, support, delivery, capacity or price considerations. If the supply of a critical material or component were delayed or curtailed, the Company’s ability to ship the related product in desired quantities and in a timely manner could be adversely affected. Even where alternative sources of supply are available, qualification of the alternative suppliers and establishment of reliable supplies could result in delays and a possible loss of sales, which could adversely affect operating results.

The following is a summary of revenue by product for the years ended December 31, 2003, 2004 and 2005.

By Product

(in millions of Korean won)	2003		2004		2005
Panels for:
Notebook computers	(Won)	1,738,994	(Won)	2,119,116	(Won)	2,113,452
Desktop monitors		3,517,491		4,662,079		4,740,440
TFT-LCD televisions		685,925		1,162,762		2,805,013
Others		155,944		380,837		416,675

Total	(Won)	6,098,354	(Won)	8,324,794	(Won)	10,075,580

20.	Supplemental Cash Flows Information

Supplemental cash flows information for the years ended December 31, 2003, 2004 and 2005 is as follows:

(in millions of Korean won)	2003		2004		2005
Cash paid during the year for:
Interest	(Won)	75,970	(Won)	93,621	(Won)	151,646
Income taxes		2,827		41,406		99,400
Non-cash investing and financing activities:
Other accounts payable arising from the purchase of property, plant and equipment		882,839		822,288		1,077,932

LG. Philips LCD Co., Ltd.

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

VALUATION AND QUALIFYING ACCOUNTS

(in millions of Korean Won)	Balance at beginning of period		Charged to bad debt expenses		Write-offs charged to allowance		Balance at end of period
Year ended December 31, 2003:
Allowance for doubtful accounts	(Won)	11,120	(Won)	974	(Won)	(62)	(Won)	12,032

Year ended December 31, 2004:
Allowance for doubtful accounts	(Won)	12,032	(Won)	(8,614)	(Won)	( —)	(Won)	3,418

Year ended December 31, 2005:
Allowance for doubtful accounts	(Won)	3,418	(Won)	1,071	(Won)	(149)	(Won)	4,340

	Balance at beginning of period		Additions		Deductions		Balance at end of period
Year ended December 31, 2003:
Reserve for warranty liabilities	(Won)	13,285	(Won)	18,694	(Won)	(12,199)	(Won)	19,780

Year ended December 31, 2004:
Reserve for warranty liabilities	(Won)	19,780	(Won)	13,909	(Won)	(14,472)	(Won)	19,217

Year ended December 31, 2005:
Reserve for warranty liabilities	(Won)	19,217	(Won)	28,909	(Won)	(23,179)	(Won)	24,947

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: March 31, 2006	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director /
President & Chief Financial Officer